FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 0-30600

The Westaim Corporation

(Translation of registrant’s name into English)

144-4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
Canada

(Address of principal executive officers)

(780) 992-5231

(Telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes”, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

The following documents are included in this Form 6-K and are hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby are) incorporated by reference in the Registration Statement on Form S-8 under the Securities Act of 1933 (Reg. no. 333-12532):

1.	The Registrant’s Annual Report to shareholders for the financial year ended December 31, 2004;

2.	Notice of Meeting;

3.	Information Circular; and

4.	Proxy form.

SIGNATURES
ANNUAL REPORT
FINANCIAL REVIEW
Notice of Annual Meeting of Shareholders
Information Circular

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION
Date: March 29, 2005	By:	/s/ Douglas H. Murray
Douglas H. Murray
Assistant Corporate Secretary

CONTENTS

Message to Shareholders	02
iFire Technology Corp.	06
NUCRYST Pharmaceuticals Corp.	12

FINANCIAL REVIEW
Management’s Discussion & Analysis	19
Management’s Responsibility for Financial Information	34
Auditors’ Report	35
Consolidated Financial Statements	36
Notes to Consolidated Financial Statements	39
Board of Directors	54
Shareholder Information	54
Corporate Information	55

All figures are in Canadian dollars, unless otherwise stated.

     TSX:WED NASDAQ:WEDX

The Westaim Corporation has investments in two high-potential sectors, medical nanotechnology and flat panel television displays. Westaim’s strategy is to create value for shareholders by partnering with established commercial leaders for effective market penetration of its technologies and maximum return on investment.

Westaim’s technology investments include: NUCRYST Pharmaceuticals which researches, develops and commercializes medical devices and pharmaceutical products based on its nanocrystalline silver technology; and iFire Technology which has developed a revolutionary low-cost flat panel display for the television industry.

Anthony B. Johnston Senior Vice President, G.A. (Drew) Fitch Senior Vice President & CFO, Barry M. Heck President & CEO

MESSAGE TO SHAREHOLDERS

Westaim’s mission is to deliver value to its shareholders by investing in high-potential technology companies and providing the leadership and resources required to realize their market potential. In 2004, we made substantial progress in both of our technology businesses and significantly strengthened the corporate balance sheet.

At December 31, 2004, we had $101.1 million in cash and short-term investments.

Westaim has always believed that a strong balance sheet is of fundamental importance for a company launching emerging technologies, and in 2004 we took steps to further increase our financial strength. In January we sold our aerospace

In 2004, we made
substantial progress in
both of our technology
businesses

2   The Westaim Corporation Annual Report 2004

division, Westaim Ambeon, for $33 million. In August, we closed a very successful equity offering that raised $48 million. The financing involved a syndicate of underwriters led by GMP Securities Ltd. and included CIBC World Markets Inc., Paradigm Capital Inc. and Haywood Securities Inc. Four members of Westaim’s Board of Directors demonstrated their confidence in our technology investments by personally purchasing $16.5 million worth of shares under the offering.

During the year Westaim appointed Dr. Roger G.H. Downer to the Board of Directors, further strengthening the leadership of the Company as iFire and NUCRYST move to the next stages of their commercialization strategies. Dr. Downer, a world-renowned scientist and academic, brings a wealth of knowledge, contacts and experience in international business relations, particularly in the Asia-Pacific region.

iFIRE TECHNOLOGY

iFire Technology made considerable progress in 2004 with the achievement of a number of key milestones on the path to commercialization. For the first time, we publicly demonstrated our 34-inch prototype color television display to our shareholders at the Annual Meeting of Shareholders in May.

This was followed by a demonstration to flat panel scientists and industry peers at the International Society for Information Display conference in Seattle. The development of the 34-inch display was a significant achievement and demonstrated the scalability and the simplicity of our iFire™ display technology.

In 2004 iFire began construction of a pilot manufacturing facility for mid-30-inch-sized displays. Pilot production is a pivotal phase on the path toward commercialization. It is intended to prove iFire’s manufacturing cost advantage, which is projected to be 30 to 50 per cent lower compared to existing flat panel technologies, in a manufacturing environment.

The pilot plant is located in Toronto, Canada and is anticipated to be completed in the second half of 2005.

Our pilot production efforts are supported by our technology collaboration partner Dai Nippon Printing Co., Ltd. (DNP) who will play a valuable role by making available its primary production line in Kashiwa, Japan for front-end manufacturing of iFire’s TDEL display technology. The front-end processes include substrate preparation and the fabrication of row electrodes and thick-film

34-inch iFire™ display

The Westaim Corporation Annual Report 2004    3

dielectric layers on 34-inch glass substrates. The partially complete panels will then be shipped to iFire’s facility in Toronto where the back-end processes such as the deposition of phosphors, column electrodes and color correction layers, as well as electronics assembly, will be completed by iFire. iFire’s other technology collaboration partner Sanyo Electric Co., Ltd. continues to support iFire, particularly with product planning, technical analysis, defect reduction strategies and video electronics.

iFire’s manufacturing cost
advantage is projected to
be 30 to 50 per cent
lower compared to existing
flat panel technologies

Adding to the leadership of iFire as it prepares to shift from R&D to pilot production and commercialization, Westaim appointed Nicolas W. Khoury as President of iFire Technology in January, 2005. His background in manufacturing and commercialization of technology products and experience with joint ventures will be tremendous assets to the Company as we move forward. Anthony B. Johnston remains as Westaim Senior Vice President and will continue to play an integral role in iFire’s corporate development and partnership activities.

NUCRYST PHARMACEUTICALS

As one of the first companies to successfully launch a medical product based on nanotechnology, NUCRYST Pharmaceuticals continued to build on its reputation as a leader in the emerging field of medical nanotechnology. In 2004, Westaim was added to the Merrill Lynch Nanotechnology Index, a weighted index of 25 companies involved in nanotechnology. Products manufactured by NUCRYST and coated with its SILCRYST™ nanocrystals were also recognized by the Forbes Wolfe Report, a respected voice in the financial community, as one of the top 10 nanotechnology products of 2004.

We are extremely pleased to report on a successful year for NUCRYST Pharmaceuticals, with record profits and increased sales in the SILCRYST Division. Profits generated from the SILCRYST Division totaled $20 million, up from $8 million the previous year.

Our relationship with Smith & Nephew plc, a world leader in advanced wound management, for the global sale and distribution of Acticoat™ dressings continues to prosper. The global demand for Acticoat™ antimicrobial dressings continues to grow and they are now sold in 30 countries around the world.

NUCRYST’s agreement with Smith & Nephew includes up to US$56.5 million in milestone payments that are earned upon reaching certain predetermined sales and regulatory achievements. NUCRYST achieved two payments in 2004 totaling US$10 million and to date has earned US$14 million in milestone payments.

4   The Westaim Corporation Annual Report 2004

To meet the increasing demand for Acticoat™ dressings, we began a $7-million expansion of our production facility in Fort Saskatchewan, Alberta. The expansion is expected to be completed by the end of 2005 and is anticipated to increase manufacturing capacity by approximately 65 per cent.

Profits generated from
the SILCRYST Division
totaled $20 million, up
from $8 million last year

On the pharmaceutical research and development front, NUCRYST successfully completed its first Phase 2a human efficacy study for topical NPI 32101, a cream formulation for the treatment of atopic dermatitis, a form of eczema. This first product is a topical form of NUCRYST’s proprietary silver Rx nanocrystals and represents a biological application of nanotechnology. Using the information obtained from the Phase 2a study, we intend to design and conduct additional clinical studies of topical NPI 32101.

NUCRYST is committed to building on the successes achieved with Acticoat™ dressings.

ActicoatTM dressing with SILCRYSTTM nanocrystals

We believe NUCRYST’s nanocrystalline silver has the potential to treat a wide range of medical ailments, particularly in the areas of infection and/or inflammation, and we will continue to explore other potential healthcare and pharmaceutical products.

Building on the successes in 2004 with iFire and NUCRYST, Westaim has established a solid foundation for 2005 as we focus on the commercialization strategies for our core businesses. On behalf of the Board of Directors, I would like to thank our employees and shareholders for their dedication and support in 2004.

Sincerely,

Signed

Barry M. Heck
President and CEO

Acticoat™ is a trademark of Smith & Nephew plc

SILCRYST™ is a trademark of NUCRYST Pharmaceuticals Corp.

The Westaim Corporation Annual Report 2004    5

iFIRE TECHNOLOGY CORP.

The Television Landscape Is About to Change

Consumer interest in flat panel displays is driving rapid development in the television industry. The world’s major manufacturers of liquid crystal displays (LCD) and plasma display panels (PDP) have spent billions of dollars on research and development and construction of new production facilities. While these investments have led to steady improvements in quality, flat panel display prices still remain too high for the mass consumer

Structure of an iFireTM Display

The simple structure of an iFireTM display means fewer process steps, leading to smaller and less costly manufacturing facilities

6   The Westaim Corporation Annual Report 2004

market, where more than 80 per cent of televisions sell for a retail price of less than US$500.

iFire Technology aims to raise the industry standard with a high-quality, low-cost flat panel display: an essential combination of characteristics that LCDs and PDPs are still missing.

iFire’s flat panel display is based on its proprietary thick-film dielectric electroluminescent (TDEL) technology. With pilot production beginning in 2005, iFire’s TDEL has gone from early development to commercial production faster than any other flat panel display technology. TDEL technology delivers a native high-definition display that has excellent TV performance characteristics, is scalable and, most importantly, has a significant manufacturing cost advantage over existing flat panel display technologies.

With the advantages offered by its proprietary TDEL technology, iFire believes it can become a significant supplier of high-definition flat panel television modules.

MARKET OPPORTUNITY

Through discussions with joint development partners and industry experts, iFire has concluded that the optimal initial market for its TDEL panels is the mid-30-inch size. This segment is popular with consumers and is underserved by current flat panel technologies. Most plasma TVs are 42 inches or larger, and the vast majority of LCD TVs are smaller than 30 inches. This fragmentation is due to inherent technical and cost reduction challenges faced by each of the alternative technologies, especially in the mid-30-inch-sized range.

iFire has concluded that
the optimal initial market
for its TDEL panels is the
mid-30-inch size

LCD displays require complex manufacturing methods and are very sensitive to particle defects during production. As a result, manufacturing yields drop as screen size increases. In an attempt to overcome this challenge, some LCD makers are moving to larger volume facilities, known as Generation 6 or Generation 7 plants, which produce multiple panels on a large, single substrate. However, a number of manufacturing companies have halted or delayed previously announced plans for these new and complex facilities, as manufacturing yields of existing plants have yet to meet expectations.

Generation 6 facilities are large multi-story clean-rooms that require a capital investment up to US$3 billion to build. Comparatively, a mid-30-inch cathode ray tube (CRT) factory with similar volume would require a capital investment in the range of US$100 million, which is one reason why

The Westaim Corporation Annual Report 2004    7

the CRT continues to dominate the industry. iFire believes that low capital investment is essential in order for a flat panel technology to become a challenge to the CRT industry. A TDEL facility with similar capacity is presently estimated to cost US$600 million due to its inherently simpler manufacturing process and smaller facility size.

Plasma panel manufacturers encounter challenges achieving native high-definition resolution when making smaller displays. Consequently, PDP manufacturers have mainly focused on manufacturing 42-inch enhanced definition television screens called EDTVs (which have a lower resolution than true high definition) and on larger-than-50-inch products for true native resolution high definition.

MARKET OVERVIEW

Traditional CRT televisions continue to be the dominant technology in most TV size categories because high prices for flat panel televisions remain a barrier for the vast majority of consumers. In 2004, only six per cent of the units shipped in the US$75-billion television market consisted of flat panel TVs.

iFire plans initially to target the television screen market with products in the mid-30-inch-sized segment, a category that is not well served by LCD or PDP. In 2004, flat panel displays only represented 12 per cent of the televisions sold between 30-39 inches.

By 2007 this segment of the market is expected to grow, with LCD accounting for approximately 38 per cent. However, most of the LCD sales

8   The Westaim Corporation Annual Report 2004

are expected to be between 30 and 34 inches, leaving the mid-30-inch market open for a low-cost alternative.

TDEL TECHNOLOGY ADVANTAGE

iFire believes its displays can be produced at a much lower cost than LCD, especially in the 30- to 40-inch range. Even using the most aggressive cost reduction forecasts for LCD TVs by independent industry analysts, iFire expects to enjoy a sustainable cost advantage over LCD.

iFire’s cost advantage is due primarily to the simplicity of its proprietary TDEL technology. TDEL is a solid-state technology that does not require the use of liquids, gases, or vacuum in its operation. Compared with LCD or PDP, iFire’s display technology has fewer manufacturing steps, requires less expensive manufacturing facilities, and is less sensitive to manufacturing defects.

With 14 issued patents in the United States and 33 pending, iFire’s proprietary technology is well protected. Corresponding patents have also been granted or filed internationally as appropriate, further broadening iFire’s coverage. The patent claims cover the TDEL display concept as well as specific design features, materials compositions, electronic circuitry and manufacturing processes.

PERFORMANCE

TDEL technology provides iFire™ displays with high-definition, rapid video response time, unrestricted viewing angles and superior video performance and color saturation.

TDEL Television Advantages

Feature	Advantage
Screen size	Scalable from 25” to 50” screen sizes

Resolution	1280 x 720, native high-definition in any of the planned screen sizes

Thickness	Thinner panel than PDP and LCD

Low-cost manufacturing	Projected 30 to 50 per cent manufacturing cost advantage over other flat panel technologies

Power consumption	Comparable to CRT and PDP

Color quality and saturation	Excellent color quality and high color saturation

Video response speed	Fast response rate (less than 2 milliseconds)

Viewing angle	Unrestricted, 170-degree conical viewing angle

In May, 2004, iFire demonstrated a native high-definition 34-inch prototype display to an audience of flat panel scientists and industry peers at the annual Society for Information Display (SID) conference held in Seattle, Washington. The 34-inch color display is the largest flat panel ever produced using inorganic electroluminescent technology.

The Westaim Corporation Annual Report 2004    9

The iFire™ display has high-performance characteristics and is capable of native HDTV resolution

TECHNOLOGY COLLABORATION

iFire’s proprietary TDEL technology has attracted the attention of major industry players from around the world. iFire has collaborated with Japan’s Dai Nippon Printing Co., Ltd. (DNP) and Sanyo Electric Co., Ltd., resulting in significant improvements that have facilitated the display’s rapid progression toward commercialization.

DNP is actively involved in iFire’s commercial rollout, including pilot manufacturing and financing. Collaboration between iFire and DNP led to the achievement of a full-color 34-inch prototype display in 2004. DNP has furthered its commitment to iFire through a $13 million financing agreement, covering approximately one-third of the capital cost of upgrading the R&D facility to enable pilot production.

Working with Sanyo has given iFire access to the development and marketing experience of one of the world’s largest consumer electronic companies.

Access to Sanyo’s engineering and manufacturing expertise is also important as iFire transitions from development to a manufacturing mandate.

iFire has also enjoyed a longstanding relationship with Ulvac Technologies Inc., the world leader in flat panel display production systems. Since the inception of iFire’s TDEL technology, Ulvac has played a substantial role in its commercialization effort by supplying multiple production systems for iFire as it expands its facility to include pilot production.

PRODUCTION

iFire is expanding its research and development facility to include pilot manufacturing of mid-30-inch-sized flat panel displays at an approximate cost of $46 million. To accommodate pilot manufacturing equipment, iFire’s cleanroom size will increase from 15,000 sq. ft to 25,000 sq. ft. The pilot facility is under construction and is expected to begin operation in the second half of 2005. This first phase of commercialization will produce engineering samples that will validate the TDEL technology performance capabilities and iFire’s low-cost production capability.

In conjunction with Industrial Design and Construction (IDC), the world’s leading industrial firm for the design of electronics and flat panel display manufacturing facilities, iFire has developed design concepts for a range of manufacturing capacities to anticipate changing market and technology environments. In 2003, IDC conducted a study comparing TDEL and

10   The Westaim Corporation Annual Report 2004

LCD in a mature Generation 6 manufacturing environment and predicted a 30 to 50 per cent cost advantage for TDEL.

iFire plans to further commercialize its technology with other manufacturing partners and intends to follow a production schedule typical of many new consumer electronic technologies. Following successful pilot manufacturing, a typical production scenario could see the first commercial volume facility with a modest capacity of up to 250,000 units per year. iFire estimates that such a facility — which would be similar in capacity to a first generation PDP facility — would presently require approximately US$160 million in capital.

The next step would be a larger facility, potentially a Generation 6 LCD equivalent plant, with an annual capacity of three million units per year.

iFIRE TECHNOLOGY —
THE AFFORDABLE ALTERNATIVE

iFire’s TDEL technology is set to change the television industry landscape. Just as color TV changed consumer demand in the 1960s and 1970s, iFire will alter consumer buying habits in the next decade by catering to an underserved market with high-performance standards and lower costs.

The Westaim Corporation Annual Report 2004    11

NUCRYST PHARMACEUTICALS CORP.

NUCRYST Pharmaceuticals commercializes and develops devices and pharmaceuticals based on medical nanotechnology. NUCRYST has a profitable, sustained-release nanocrystalline silver coating business and is researching and developing potential pharmaceutical products and devices to target diseases involving infection and/or inflammation.

Infection and inflammation are common problems that directly impair quality of life and in severe cases can be lethal if left untreated. There is great need for pharmaceutical and medical products that address both infection and inflammation as the two conditions often occur together. NUCRYST is developing anti-infective and anti-inflammatory products using its patented nanocrystals.

SILCRYST Division Contribution ($ millions)

12   The Westaim Corporation Annual Report 2004

2004: A Year of Achievement

•	Products manufactured by NUCRYST and coated with its SILCRYST™ nanocrystals were recognized by the Forbes Wolfe Report as one of the top 10 nanotechnology products of 2004.

•	The SILCRYST Division generated record profits of $20 million in 2004, up from $8 million the previous year. These profits offset the research and development (R&D) spending on a potential pipeline of pharmaceutical opportunities for new drugs to treat conditions involving infection and/or inflammation.

•	Results from NUCRYST’s first Phase 2a clinical trial yielded encouraging results for a new topical product.

MEDICAL NANOTECHNOLOGY

Nanotechnology is the application of science at a very small scale, nanoscale or 1 to 100 nanometres. One nanometre is a billionth of a metre, or about 1/80,000 the width of a human hair. In medicine, nanotechnology holds great promise. By decreasing the physical size of elements or compounds, the properties of material may be amplified or new therapeutic properties realized.

NUCRYST’s platform nanotechnology converts noble metals, such as silver, into nanocrystalline structures that are more active than larger crystalline structures, allowing for enhanced control in harnessing their properties. Noble metals are well known for their therapeutic value, including silver for antimicrobial and anti-inflammatory properties.

NUCRYST’s intellectual property and related technologies are well protected. The company holds numerous patents worldwide, including 17 U.S.-issued patents and is currently pursuing 23 additional U.S. patent applications related to its noble metal nanocrystalline technology. These patents cover a wide range of pharmaceuticals and coatings for medical devices including bioinert and bio-absorbable materials, and lubricious coatings.

SILCRYST DIVISION

The SILCRYST Division manufactures and develops Acticoat™ dressings for Smith & Nephew plc, the world’s leader in advanced wound management. Acticoat™ antimicrobial barrier dressings are coated with SILCRYST™ nanocrystals. This relationship began in 2001 and has been extremely successful for both companies. Acticoat™ dressings are now sold in 30 countries around the world and NUCRYST’s revenue from manufacturing and sales royalties continues to grow.

Record sales of Acticoat dressings and US$10 million in milestone payments in 2004 fully covered SILCRYST Division’s expenses and NUCRYST’s pharmaceutical R&D spending, resulting in a divisional income of $6.1 million for NUCRYST.

Acticoat™ is a trademark of Smith & Nephew plc

SILCRYST™ is a trademark of NUCRYST Pharmaceuticals Corp.

The Westaim Corporation Annual Report 2004    13

The Acticoat™ Family of Dressings

ACTICOAT™

A unique antimicrobial barrier dressing offering rapid kill rates for up to 3 days, providing convenience to patients and caregivers

ACTICOAT™ 7

A highly versatile bacterial barrier offering rapid kill rates, up to 7-day wear times, providing convenience to patients and caregivers

ACTICOAT™ ABSORBENT

An alginate dressing absorbs excess wound fluid and the SILCRYST™ nanocrystals coating protects the dressing from bacterial contamination

“Acticoat™ antimicrobial wound
dressings are one of the most
innovative products sold by
Smith & Nephew and we believe
they hold great promise well into
the future. Global sales of
Acticoat™ dressings have been
growing at 40 to 50 per cent
most of the past several quarters.”

Sir Christopher O’Donnell, CEO of Smith & Nephew plc

In vitro studies have demonstrated the strength of SILCRYST™ nanocrystals as an effective, sustained-release antimicrobial coating. Sustained release of nanocrystalline silver provides an antimicrobial barrier, reducing risk of colonization and preventing infection. The sustained release of NUCRYST’s nanocrystalline silver in Acticoat™ dressings results in less frequent dressing changes and less exposure of the wound bed to the environment. This reduces the risk of infection for patients and lowers hospital costs.

Acticoat™ Absorbent, the latest member of the Acticoat™ family of dressings, was launched by Smith & Nephew in the United Kingdom in 2004. Acticoat™ Absorbent dressings are an effective barrier to infection, incorporating nanocrystalline silver to provide antimicrobial protection and absorbency from the alginate. The barrier function of the dressing helps reduce infection in moderate to heavily exudative, partial and full-thickness wounds, including dermal ulcers and surgical and traumatic wounds.

ActicoatTM dressings with SILCRYSTTM nanocrystals

14   The Westaim Corporation Annual Report 2004

EXPANSION TO MEET INCREASING DEMAND

All product manufacturing and SILCRYST’s medical coatings research and development take place in Fort Saskatchewan, Alberta, Canada. To meet the rapidly growing demand for the Acticoat™ family of dressings, in 2004 NUCRYST began a facility expansion of the Fort Saskatchewan plant. The expansion will include new production equipment and is anticipated to increase manufacturing capacity by approximately 65 per cent. The facility will be expanded to 70,000 square feet and is expected to be completed by the end of 2005.

CASE STUDY

Laura’s husband Mario became an expert on wound care to help her regain her life after years of her suffering leg ulcer pain. While attending a wound care conference, Mario met Dr. Marazzi who subsequently was able to treat Laura with Acticoat™ dressings manufactured by NUCRYST and sold by Smith & Nephew. The ulcers quickly began to close and every week there was a marked improvement. Laura is now free from pain for the first time in nearly 50 years.

Highlights of the Relationship with Smith & Nephew:

•	Smith & Nephew is the exclusive global distributor for Acticoat™ burn and chronic wound dressings

•	Smith & Nephew assumes all sales, marketing and regulatory costs and shares in all research and development costs for Acticoat™ wound care products

•	NUCRYST assumes all manufacturing of Acticoat™ products and coatings for Smith & Nephew. NUCRYST is reimbursed by Smith & Nephew for the cost of manufacturing

•	NUCRYST receives a royalty on all Smith & Nephew sales of Acticoat™ products

•	Smith & Nephew’s initial cash consideration paid upfront to NUCRYST was US$16.5 million

•	Sales and regulatory milestones totaling US$56.5 million can be earned by NUCRYST. To date, NUCRYST has received US$14 million in milestone payments under the agreement, including US$10 million in 2004

•	Smith & Nephew and NUCRYST are collaborating to develop new nanocrystalline products for serious wound dressings

The relationship is structured so that both companies contribute to, and enjoy the success of, the Acticoat™ products.

The Westaim Corporation Annual Report 2004    15

All ActicoatTM products are manufactured by NUCRYST at its facility in Alberta, Canada

PHARMACEUTICAL POTENTIAL

NUCRYST Pharmaceuticals is taking the demonstrated clinical and commercial success of its silver nanocrystalline coatings for burns and chronic wound dressings and pursuing potentially larger pharmaceutical opportunities.

NUCRYST’s first promising pharmaceutical product is a cream formulation for the treatment of atopic dermatitis, a form of eczema. This product, topical NPI 32101, contains NUCRYST’s proprietary silver Rx nanocrystals and represents a biological application of nanotechnology.

Atopic dermatitis is a chronic, inflammatory disease of the skin affecting 5 to 7 per cent of the U.S. population. Incidence rates are thought to be similar in other industrialized countries. The disease is characterized by dry, itchy skin and ranges from an occasional irritating rash to persistent and widespread inflammation covering much of the patient’s body. The illness often presents in infancy and childhood. Scientists estimate that 65 per cent of patients develop symptoms in the first year of life and 90 per cent develop symptoms by the age of five. Approximately half these children will continue to experience symptoms as adults.

This chronic disease has no cure and existing treatments often have adverse effects and do not completely meet the needs of patients. In the U.S. alone, the market for topical anti-inflammatory products in 2003 was more than US$1 billion, according to IMS Health, the world’s leading provider of information solutions to the pharmaceutical and healthcare industries.

NUCRYST’s proprietary nanocrystals have the potential to treat a wide range of ailments involving infection and or inflammation

16   The Westaim Corporation Annual Report 2004

In 2004, NUCRYST achieved encouraging results from its first Phase 2a study of its silver Rx nanocrystals. The purpose of the study was to evaluate the safety and effectiveness of topical NPI 32101 in improving the signs and symptoms of atopic dermatitis. The results were an important validation of NUCRYST’s proprietary technology as a pharmaceutical agent and demonstrated that topical NPI 32101 has the potential to be a well-tolerated and effective product for the treatment of atopic dermatitis.

Phase 2a trials are generally the first exposure of patients with the disease to the product. Further Phase 2 studies build on the results obtained in Phase 2a trials and usually explore varying doses and more specific patient populations. Using information obtained from the Phase 2a study and in consultation with its Scientific Advisory Board, NUCRYST intends to design and conduct additional clinical studies of NPI 32101 in a cream formulation.

PRODUCT PIPELINE

Dermatological disorders are only the beginning. NUCRYST’s unique nanocrystalline silver could help with a number of other conditions relating to infection and/or inflammation. NUCRYST has begun preclinical research on other antimicrobial and/or anti-inflammatory product opportunities for its patented Rx nanocrystals. Infection and inflammation are issues in many therapeutic areas and demand exists for effective pharmaceuticals, medical devices and products for the treatment of these common afflictions.

The Westaim Corporation Annual Report 2004    17

18   The Westaim Corporation Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis of the results of operations and financial condition for the years ended December 31, 2004 and December 31, 2003 was prepared as at February 10, 2005 and should be read in conjunction with the Consolidated Financial Statements and accompanying notes. Additional information relating to The Westaim Corporation is available on SEDAR at www.sedar.com and the Company’s website at www.westaim.com.

DESCRIPTION OF THE BUSINESS

The Westaim Corporation (the “Company”) is developing and commercializing technologies in the flat panel display, wound care and pharmaceutical sectors of the economy.

The Company’s strategy is to develop the independent technical, operating and marketing and sales capabilities of its technology investments through the early years of product introduction and commercialization with the objective of taking these technologies public through initial public offerings. Management recognizes that, in circumstances where it lacks technical or marketing expertise or the necessary capital to complete development of a product, it may be in the Company’s best interests to pursue commercialization through joint venture arrangements, strategic alliances, licensing, or selling its technology.

CONSOLIDATED RESULTS

OVERVIEW

For the year ended December 31, 2004, the Company reported a net loss of $25.2 million compared to a net loss of $35.4 million in 2003. The loss from continuing operations was $28.7 million in 2004 compared to $37.8 million in 2003. The Company reported income from discontinued operations of $3.6 million in 2004 compared to income from discontinued operations of $2.4 million in 2003. Revenues from continuing operations for the year ended December 31, 2004 were $32.2 million compared to $17.3 million in 2003.

The basic and diluted net loss per common share was $0.30 in 2004 compared to $0.45 in 2003. The basic and diluted net loss per common share from continuing operations was $0.34 in 2004 and $0.48 in 2003. The weighted average number of common shares outstanding was 84.1 million and 78.0 million in 2004 and 2003 respectively.

On January 29, 2004, the Company sold its Ambeon business segment (“Ambeon”) for proceeds of $33.4 million. As a result, this business has been accounted for as a discontinued operation in 2003.

Continuing operations reflect the results of the Company’s subsidiaries, NUCRYST Pharmaceuticals Corp. (“NUCRYST”) and iFire Technology Inc. (“iFire”). Revenues increased 86.5% in 2004, reflecting higher milestone revenue, royalty payments and manufacturing revenue earned from NUCRYST’s wound care products.

A comparison of operating costs from continuing operations in 2004 compared to the prior year is as follows:

		% of		% of
($ millions)	2004	Revenue	2003	Revenue

Manufacturing	$8.7	26.9%	$5.9	34.4%
Selling, general and administrative	5.3	16.6%	3.8	22.1%
Research and development	35.5	110.1%	25.9	149.7%
Depreciation and amortization	5.7	17.7%	5.0	28.9%

	$55.2		$40.6

The Westaim Corporation Annual Report 2004    19

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED RESULTS (CONTINUED)

The increase in manufacturing costs reflects higher sales of wound care products at NUCRYST. Manufacturing costs measured as a percent of revenue, before milestone payments, have improved by 4.6 percentage points as a result of increased volume, product mix and operating efficiencies. The increase in selling and administration costs primarily reflects the cost of strategic analysis of future pharmaceutical applications for NUCRYST’s nanocrystalline silver technology. The increase in research and development expenses reflects higher spending at iFire compared to 2003 and increased expenditures relating to development of pharmaceutical products at NUCRYST, discussed below. iFire also benefited from $5.2 million in funding from Technology Partnerships Canada (“TPC”) in 2003. All eligible research and development expenditures qualify for a 20% tax credit that can be utilized when the Company reaches a taxable position. No development costs were capitalized in 2004 and 2003.

Corporate expenses for the year ended December 31, 2004 were $7.4 million, down from $9.6 million in 2003, reflecting the impact of nonrecurring costs in 2003 relating to a corporate reorganization and an initiative of the Board of Directors to maximize shareholder value.

Interest and foreign exchange income of $1.8 million in 2004 was significantly higher than the $0.7 million reported in 2003. This change reflects foreign exchange losses reported in 2003 resulting from a strengthening Canadian dollar, partially offset by lower interest income in 2004 resulting from lower average interest rates in 2004. Loss on disposal of assets reflects losses on the disposal of assets no longer in use, primarily at iFire.

Future income tax expense, a non-cash item in continuing operations, was $Nil in 2004 compared to $4.7 million in 2003. The reduction in the tax amount in 2004 reflects the impact of the sale of Ambeon.

The net loss in the fourth quarter of 2004 of $10.6 million was $7.3 million lower than the same period in 2003. This improvement primarily reflects better operating results of $2.0 million at NUCRYST in 2004 and future income tax expenses of $4.5 million in the fourth quarter of 2003.

OPERATIONS

Performance Measures

As a developer of new technologies, the Company uses financial and technical performance measures to track corporate performance. The Company develops comprehensive long-range plans and annual plans for each business segment with a view to maximizing long-term shareholder value. The success of each business unit is measured on its ability to achieve performance milestones within a specified timeframe. These milestones generally relate to specific research and development targets. Given the uncertainty surrounding developing new technologies, these milestones are reviewed and updated on a regular basis during the year. Financial milestones are also set and measured. Financial performance may relate to sales activity for commercial products or the achievement of results within operating expense and capital budget targets.

Continuing Operations

The Company’s business plans, and related measurements of performance against plan, are designed to ensure that the Company’s capital and human resources are focused on maximizing return on investment.

The Company’s operations are organized into two high-potential emerging technology businesses — iFire and NUCRYST. The Company’s primary strategy is to invest in the independent technical, research, operating, and marketing and sales capabilities of each of its technology investments, through the early years of product development, introduction and commercialization.

20   The Westaim Corporation Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED RESULTS (CONTINUED)

•     iFire Operations

iFire, based in Toronto, Ontario, has developed a proprietary flat panel display with solid-state, thick-film dielectric electroluminescent (“TDEL”) technology with primary application in the fast-growing large-screen TV market. For 30- to 39-inch screens, the Company believes that in high-volume production, iFire™ displays will have a 30% to 50% cost advantage over other flat panel technologies due to TDEL’s simpler structure, less complex manufacturing methods and fewer processing steps compared with liquid crystal displays (“LCD”) and plasma display panels (“PDP”). Unlike other flat panel technologies, the iFire™ displays do not contain gases (as with PDP), liquids (as with LCD) or vacuum (as with the cathode ray tube), making it inherently rugged and less susceptible to shock, vibration and breakage. TDEL technology’s solid-state structure and thick-film manufacturing process also make an iFire™ display less sensitive to cleanroom contamination that is associated with PDP and LCD, resulting in lower capital investment, higher manufacturing yield and reduced production cost. In addition, iFire™ displays feature full-color, rapid video response, unrestricted viewing angles and a wide operating temperature range.

In 2004, iFire continued to improve performance on its prototype 17-inch and 34-inch displays using its simplified flat panel manufacturing process, Color-By-Blue™. iFire continues to make further technical improvements to its displays as measured in color, brightness, lifetime and electronics. In the second quarter of 2004, iFire demonstrated a high-definition 34-inch prototype flat panel television to industry peers at the annual Society for Information Display conference. In the third quarter of 2004, iFire began construction of a $46 million pilot production plant at its Toronto facility. Pilot production of 34-inch displays is expected to commence in late 2005.

In March 2003, iFire entered into a nonexclusive joint development agreement with Dai Nippon Printing Co., Ltd. (“DNP”) of Japan for commercial production of mid-30-inch screen size flat panel television modules. Under the terms of the agreement, DNP is utilizing its flat panel production line in Kashiwa, Japan for developing front-end manufacturing processes for iFire’s TDEL technology, including the substrate preparation and the fabrication of the row electrodes and thick-film dielectric layer. Back-end processes such as the deposition of phosphors, column electrodes and color correction layers, as well as electronics assembly, are being performed by iFire at its facility in Toronto.

In January 2004, iFire entered into a Yen 1.08 billion (approximately $13 million) loan agreement with DNP to partially fund the construction of a pilot production facility in Toronto. It is the expectation of iFire that the financing relationship will be rolled into an expanded commercial agreement as the technology moves through pilot phase and into commercial production. As at December 31, 2004, Yen 408.2 million ($4.8 million) has been drawn on this loan facility.

In 2002, iFire entered into a nonexclusive technology collaboration agreement with Sanyo Electric Company Ltd. (“Sanyo”) to provide research and development expertise to iFire. As part of this agreement, Sanyo provides funding to iFire for certain research and development projects. This funding is accounted for as a reduction in research and development expenses and amounted to $1.3 million in 2004 and $1.4 million in 2003. Total funding is expected to amount to US $3.8 million over 4 years.

The pilot manufacturing facility currently under construction is being partially funded through the loan agreement signed in January 2004 with DNP. Remaining capital costs for the pilot production plant will be funded through further partnership agreements or internal Company resources. Pilot manufacturing is the first step toward volume production which is planned for early 2007 in conjunction with industry partners.

In 2001, iFire entered into a research and development contribution agreement with the Government of Canada through Technology Partnerships Canada (“TPC”). Under the agreement, TPC agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire to a maximum of $30 million. In exchange, iFire agreed to pay a royalty to TPC equal to 1.065% of eventual commercial sales of the technology under development. In addition, TPC received warrants to purchase common shares of iFire, representing approximately 0.5% of the current outstanding common shares of iFire. Contributions from TPC were recorded as a reduction of the cost of the applicable capital asset or credited to the statement of operations of iFire, as determined by the nature of the expenditure being funded. Under this arrangement, in 2003 iFire received $6.0 million, the final balance of the total $30 million funding.

The Westaim Corporation Annual Report 2004    21

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED RESULTS (CONTINUED)

The impact of the TPC funding on the operating results of the iFire business segment is summarized below:

	Operating Expenses			Capital Expenditures
($millions)	2004	2003	2002	2004	2003	2002

Expenses — iFire	$27.9	$26.2	$29.2	$18.6	$9.2	$3.9
TPC funding	—	5.2	8.0	—	0.8	1.0

Net expenses — iFire	$27.9	$21.0	$21.2	$18.6	$8.4	$2.9

In 2000, iFire entered into a strategic partnership with TDK Corporation (“TDK”). The transaction included the purchase of a 2.5% equity investment in iFire, an up-front license fee of $11.8 million for the nonexclusive right to use iFire’s proprietary technology to manufacture flat panel displays under 12 inches in size and ongoing royalty payments on future sales of displays manufactured by TDK using iFire technology. In 2004, TDK made a strategic decision to discontinue investment in the commercialization of small graphic displays using iFire technology and in December 2004, the license agreement was terminated. iFire repurchased the shares owned by TDK for nominal consideration and Westaim purchased substantially all of the TDK-developed intellectual property related to the technology for $3.0 million.

•     iFire Financial Results

The net loss of iFire for the year ended December 31, 2004 was $27.9 million compared to $20.1 million in 2003. Revenues were $Nil in 2004 compared to $0.9 million in 2003 as final deferred revenues were recognized from the licensing agreement with TDK. Total expenses for research and development including depreciation, and before TPC funding, were $27.9 million in 2004 compared to $26.2 million in 2003. Approximately 50% of iFire’s expenses arise from salaries and wages of research and development staff.

Capital spending amounted to $18.6 million in 2004 compared to $9.2 million (before TPC funding) in 2003. This increase primarily related to the commencement of construction of the pilot manufacturing facility.

As at December 31, 2004, iFire had drawn down Yen 408.2 million ($4.8 million) on the DNP loan facility. The remaining availability on this facility of Yen 671.8 million (approximately $8.2 million) will be drawn down throughout 2005 with the principal and interest payable on June 30, 2006.

•     iFire Outlook

The 2005 outlook for iFire is to see increases in research and development expenditures before depreciation of approximately 30% compared to 2004, reflecting the commencement of pilot manufacturing and capital expenditure investments in the range of $30 million relating to the pilot manufacturing facility. iFire intends to pursue a strategy of developing relationships with major international electronics companies with a view to jointly exploiting the commercialization of large-format display products and sharing in the future development and capital costs of a large-scale manufacturing facility.

•	NUCRYST Operations

NUCRYST researches, develops and commercializes wound care products and pharmaceutical products based on its noble metal nanocrystalline technology.

Wound Care Products — Acticoat™ Burn Dressings and Acticoat 7™ Antimicrobial Dressings, targeting the burn and chronic wound markets, were developed and sold by NUCRYST until May 2001 when a series of agreements were completed with Smith & Nephew plc (“Smith & Nephew”) under which Smith & Nephew acquired an exclusive global license to the NUCRYST antimicrobial coating technology for wounds, together with NUCRYST’s U.S. and Canada Acticoat™ burn dressing business. NUCRYST continues to manufacture Acticoat™ products for Smith & Nephew and receives revenue plus royalty payments and milestone payments based on Smith & Nephew’s global sales. To the end of 2004, NUCRYST had earned US $14.0 million of a potential US $56.5 million in milestone payments. The two companies are collaborating to develop the technology for the introduction of new products for chronic and serious wounds.

22   The Westaim Corporation Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED RESULTS (CONTINUED)

NUCRYST’s wound care earnings continued to grow in 2004 as indicated in the table on page 24. Revenue from licensing and manufacturing in 2004 was $18.9 million compared to $11.6 million in 2003. Total sales to end users of Acticoat™ products has increased by approximately 50% year-over-year in each of the past three years with Smith & Nephew now selling Acticoat™ products in 30 countries. Manufacturing costs as a percentage of operating revenue, excluding milestones, improved 4.6 percentage points to 48.3% in 2004 compared to 52.9% in 2003, primarily as a result of increased volume, lower raw material costs, product mix and operating efficiencies.

Cash flow generated from the wound care products of NUCRYST will continue to be used to partially fund the significant cash requirements related to the development of pharmaceutical products.

Pharmaceutical Products — When used commercially on ActicoatTM dressings, NUCRYST’s proprietary nanocrystalline silver coatings have proven safe for use by humans and have demonstrated their efficacy as a barrier to infection. NUCRYST is now planning to develop drugs based on customized formulations of its patented nanocrystalline technology. NUCRYST’s Rx nanocrystals appear to have two very important therapeutic effects: broad-spectrum antimicrobial activity and anti-inflammatory activity. This dual activity could be useful for treating a wide range of diseases. Preclinical work by NUCRYST has pointed to two broad areas: dermatological and respiratory diseases. In both these areas, the Company sees new product opportunities.

In 2003, NUCRYST filed an Investigational New Drug (“IND”) application with the U.S. Food and Drug Administration (“FDA”) for its first dermatology drug, NPI 32101, a topical form of NUCRYST’s proprietary silver Rx nanocrystals and completed Phase 1 clinical studies. In September 2004, NUCRYST announced the results of the Phase 2a clinical study of NPI 32101 in a cream formulation in patients with mild to moderate atopic dermatitis. This double-blind, randomized, placebo-controlled study in 224 adult patients involved 23 clinical sites across the United States. Patients were treated twice daily for a six-week period with one of two concentrations of NPI 32101, 0.5% and 1.0%, in a cream formulation or with the vehicle alone. The purpose of the study was to evaluate the safety and effectiveness of topical NPI 32101 in improving the signs and symptoms of atopic dermatitis.

Efficacy in this study was assessed using three commonly used statistical methods. Using the intent-to-treat analysis (including all randomized patients who had at least one post-treatment efficacy assessment) with last observation carried forward method, statistical significance was not met in investigator overall assessment of disease improvement. However, statistical significance was achieved with 1.0% NPI 32101 compared to vehicle using intent-to-treat patients who completed six weeks of treatment method (i.e., without last observation carried forward data imputation method). In addition, in patients who completed the study in accordance with the protocol (the per protocol completers method), statistical significance was achieved with 1.0% NPI 32101. NPI 32101 was well tolerated and there were no serious adverse events. Any adverse events reported were not unusual for a topical drug and did not occur with a greater statistical frequency than was observed in the vehicle group. For example, application site reactions occurred in 11.4%, 10.3% and 15.7% in the vehicle, 0.5% and 1.0% creams, respectively. Additional studies will continue to be conducted to more fully understand the safety profile of NPI 32101.

Findings in this study provided NUCRYST with important guidance to optimize the product, protocol and study design for future clinical trials. Using information obtained from these results, NUCRYST plans to design and conduct additional clinical studies in order to prepare for the next Phase 2 clinical trial and the larger Phase 3 clinical trials of NPI 32101. Phase 3 trials, which involve hundreds of patients in numerous clinical centers, normally take a year or more to complete. If favorable results are achieved, NUCRYST anticipates submitting a New Drug Application to the FDA in the 2009 timeframe.

NUCRYST’s pharmaceutical expenses increased by 41.6% from 2003 to 2004 reflecting the increased costs relating to research on dermatological pharmaceuticals and the initial clinical trials.

The Westaim Corporation Annual Report 2004    23

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED RESULTS (CONTINUED)

•     NUCRYST Financial Results

NUCRYST’s net income for the year ended December 31, 2004 was $6.1 million compared to a loss of $2.0 million in 2003. Revenues for the year ended December 31, 2004 were $31.9 million compared to $16.2 million in the prior year. Revenues in 2004 benefited from two milestone payments totaling $13.0 million (US $10.0 million) from Smith & Nephew relating to the achievement of two sales targets in 2004. Revenues in 2003 benefited from a one-time payment of $4.6 million (US $3.0 million) from Smith & Nephew following the achievement of a regulatory milestone.

The financial results of NUCRYST are as follows:

	2004	2003	2002

Wound care product related revenue	$18.9	$11.6	$8.3
Milestone revenue	13.0	4.6	—

Total wound care revenue	$31.9	$16.2	$8.3

Wound care contribution	$20.0	$7.8	$0.4
Pharmaceutical product development costs (including general and administrative expenses)	(13.9)	(9.8)	(7.4)

NUCRYST income (loss)	$6.1	$(2.0)	$(7.0)

Capital spending totaled $4.2 million in 2004 compared to $1.8 million in 2003 and in both years related primarily to the addition of manufacturing capacity of Acticoat™ products in Fort Saskatchewan, Alberta. The success of the Acticoat™ product line has resulted in the need to further increase production capacity at NUCRYST’s Fort Saskatchewan facility. NUCRYST is currently adding a production line to this facility which will be operational by the end of 2005 and will increase capacity by approximately 65%. The total cost of this capital project is approximately $7.1 million. The Company anticipates that additional expansion may be required in 2006 to meet projected sales growth. NUCRYST’s administration and pharmaceutical research activities are primarily based in Wakefield, Massachusetts, and manufacturing operations are located in Fort Saskatchewan.

•	NUCRYST Outlook

The outlook for NUCRYST is for continued growth in licensing and manufacturing revenues as markets for Acticoat™ wound care products are expanded in the United States, Europe and other markets by Smith & Nephew. Increases in these revenues will be offset by lower milestone revenue. Two milestone payments were received in 2004, while one is expected to be earned in 2005. Research and development expenditures will increase in 2005 as NUCRYST expands clinical and preclinical research into the pharmaceutical attributes of its noble metal nanocrystalline technology. As a result, NUCRYST is expected to have net operating losses in 2005.

Discontinued Operations

•	Ambeon

On January 29, 2004, the Company sold its Ambeon division for net proceeds of $33.4 million. The completion of the sale to a strategic buyer represented an opportunity to enhance the Company’s value and to focus resources on the Company’s two high-potential technologies, iFire and NUCRYST.

Under new Canadian Generally Accepted Accounting Principles (“GAAP”) introduced in 2003, all expected future losses and estimated shutdown and asset disposal costs relating to discontinued operations are no longer accrued, but are reported in the period in which they occur. As a result, the gain from the sale of Ambeon of $5.4 million was reported in the first quarter of 2004 and discontinued operations costs totaling $1.9 million relating to the restructuring of the Company as a result of the sale of Ambeon were reported in the quarters in which they occurred in 2004. Future costs related to the sale of Ambeon are expected to be nominal. In accordance with GAAP, all Ambeon assets were reported as current assets available for sale at December 31, 2003.

24   The Westaim Corporation Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

CONSOLIDATED RESULTS (CONTINUED)

Ambeon had operations in Fort Saskatchewan, Alberta and the United Kingdom, and developed, manufactured and sold coating materials and products for customers in the aerospace, electronics, catalyst and other markets. The segment earnings from Ambeon operations for the year ended December 31, 2003 were $3.0 million on revenue of $30.1 million. Capital spending totaled $1.7 million in 2003.

•	Coinage Division and Ethylene Coatings business

In May 2002, the Company announced its intention to close its Coinage division and its Ethylene Coatings business. As a result, these businesses were accounted for as discontinued operations. Operations in the Coinage Division were discontinued in July 2002 and operations in the Ethylene Coatings business were discontinued in February 2003. The manufacturing warehouse and office facility of the Ethylene Coatings business is reported as a long-term asset available for sale in the Company’s consolidated financial statements.

All expected future losses from these businesses were included in the net loss from discontinued operations recorded in 2002. The remaining accrued liabilities relating to these businesses amounted to $0.8 million at December 31, 2004 compared to $1.3 million at December 31, 2003. Details of the financial impact of discontinued operations are disclosed in Note 3 to the 2004 Audited Consolidated Financial Statements.

INVESTMENTS

The carrying value of the Company’s investments at December 31, 2004 of $0.5 million has not changed from December 31, 2003. It is Management’s belief that the realizable value of these investments exceeds their current carrying value.

INVENTORY

The Company’s inventories were $3.6 million at December 31, 2004 compared to $2.6 million at December 31, 2003. This inventory is related primarily to NUCRYST’s operations and represents raw materials, work in progress and finished goods of its wound care products.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s business plans are developed to ensure research and development costs do not overextend the Company’s financial resources. The Company’s 2005 business plan indicates that the Company will have sufficient cash and short-term investments to fund its pharmaceutical product developments at NUCRYST and flat screen commercialization plans at iFire.

At December 31, 2004, the Company had cash, cash equivalents and short-term investments of $101.1 million compared to $68.1 million at December 31, 2003. This improvement in liquidity of $33.0 million is primarily the result of financing initiatives discussed below, including the sale of Ambeon in January 2004, the common share offering in August 2004, and the DNP loan funding in November 2004. These three initiatives provided approximately $83.3 million in cash to the Company. Cash used in continuing operations amounted to $21.5 million compared to $24.7 million in 2003, reflecting stronger results at NUCRYST. Discontinued operations used $1.8 million compared to providing cash of $3.2 million in 2003. 2003 discontinued operations included the operating results of the Ambeon division.

The sale of Ambeon in January 2004 provided the Company with immediate proceeds of $30.6 million. A further $2.8 million from the Ambeon sale is held in escrow and will be released as certain conditions are met in 2005 and 2006.

The Westaim Corporation Annual Report 2004    25

MANAGEMENT’S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)

On August 4, 2004, the Company completed a $50.0 million common share offering. A total of 14,705,883 new common shares were issued at a price of $3.40 per share. Four members of the Company’s Board of Directors purchased 4,852,942 shares under the offering. Net proceeds after fees and expenses amounted to $47.8 million. The net proceeds of this offering are being used to finance the construction of the iFire flat panel display pilot production facility.

Capital expenditures for continuing operations of $23.4 million in 2004 were $13.0 million higher than the same period in 2003. As discussed earlier, the Company commenced major capital projects in both iFire and NUCRYST. In relation to these projects, the Company has outstanding purchase commitments amounting to approximately $18.0 million as at December 31, 2004. Capital expenditures in 2006 could increase to as much as $200 million if iFire constructs a large-scale flat screen production facility.

DIVIDENDS

No dividends were paid in 2004 or 2003. The Company’s current policy is to retain its cash reserves to finance capital projects and business growth.

CRITICAL ACCOUNTING POLICIES

The Company’s accounting policies are disclosed in Note 2 to the 2004 Audited Consolidated Financial Statements.

The Company has established detailed policies and control procedures that are intended to ensure that Management judgments and estimates are well controlled, independently reviewed and consistently applied from period to period. The following are key policies that may impact the Company’s financial condition and results from operations and that require significant judgments by Management. Management believes that its estimates for determining the valuation of the Company’s assets and liabilities are appropriate.

Research and Development Costs — Development costs are capitalized once the Company has determined that commercialization criteria concerning the product or process have been met. The Company reviews the progress of research and development initiatives on a regular basis and has determined that, in 2004 and 2003, no development costs should be deferred and amortized.

Site Restoration Costs — Future site restoration costs have been estimated by qualified employees of the Company taking into consideration the anticipated method and extent of the remediation consistent with regulatory requirements, industry practices, current technology and possible uses of the site. Provision details are based on cost estimates provided by independent consultants. Significant judgment is required in the determination of these provisions and the Company takes a conservative approach in not accruing potential recoveries from third parties where indemnifications are in place. It is the Company’s view that where remediation costs will be incurred many years into the future, third-party recoveries cannot be estimated with certainty. Revisions to cost estimates and the recovery of actual remediation costs could result in material changes to the provision in future periods. Also see “Environmental Matters”.

Effective January 1, 2004, the Company adopted Section 3110 “Asset Retirement Obligations” of the Canadian Institute of Chartered Accountants (“CICA”) Handbook which addresses the financial accounting and reporting obligations associated with the retirement of tangible, long-lived assets and their associated net retirement costs.

Under the new Section, an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and a related amortization expense is recognized in future periods. Implementation of CICA 3110 did not have an impact on the Company’s results from operations or its financial position as the assets subject to these new rules have been sold or written down to nominal value.

26   The Westaim Corporation Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

CRITICAL ACCOUNTING POLICIES (CONTINUED)

Income Taxes — The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the consolidated financial statements. In determining the provision for income taxes and, in particular, any future tax asset, the Company interprets tax legislation in a variety of jurisdictions and makes assumptions about the timing and certainty of the reversal of the future tax assets. Changes to these interpretations could have a material effect on income tax provisions in future periods.

Stock Based Compensation — Canadian GAAP requires that effective January 1, 2004, the fair value method of accounting for stock options be recognized in the financial statements. It provides for alternate methods of implementation and the Company has elected to apply the provisions retroactively with restatement of prior years. As a result, the cumulative compensation cost of options issued during 2002, using the Black-Scholes option pricing model, was charged to deficit with a corresponding increase to contributed surplus at January 1, 2003. Quarterly results for 2003 were restated to reflect the expense related to options issued in 2002 and 2003. The Company has determined that electing this method of applying the new rules had the most conservative impact on its financial results.

For U.S. GAAP, the Company will continue to measure compensation expense using the intrinsic value based methodology for stock options granted to directors and employees and provide pro forma disclosure of compensation expense for all outstanding options issued by the Company as if the fair value methodology had been applied.

CHANGES IN ACCOUNTING POLICIES IN 2005

Variable Interest Entities — The Company will adopt the “CICA” guidelines on the consolidation of variable interest entities (VIEs) on January 1, 2005. VIEs include entities where the equity invested is considered insufficient to finance the entity’s activities. Under this new guideline, the Company will be required to consolidate VIEs if the investments held in these entities and/or the relationships with them result in the Company being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a calculation outlined by the standard setters. The Company does not expect that the implementation of this guideline will have an impact on its operating results or financial position.

ENTERPRISE RISK MANAGEMENT

The Company invests in new technologies with the objective of providing leadership, strategy and capital to commercialize the technology as quickly as possible. There is significant risk that the technology may not be commercialized in a timely or cost-effective manner or that it may not be accepted by the marketplace. The Company reduces this risk by investing in multiple technologies and product lines but these risks could have a material adverse impact on the Company’s business prospects, financial condition, and results from operations.

RISKS AND UNCERTAINTIES

Westaim may be unable to develop commercially viable products.

Some of the Company’s products, such as iFire’s flat panel television displays, are still in the developmental stage. The Company will likely continue to incur significant research and development costs before any of these products are commercially viable, and there is no assurance that any of its products will ever reach this stage or that the Company will achieve the level of market penetration that it expects. Some or all of the technological obstacles that will need to be overcome in order to make these products commercially viable may prove to be insurmountable.

The Westaim Corporation Annual Report 2004    27

MANAGEMENT’S DISCUSSION AND ANALYSIS

ENTERPRISE RISK MANAGEMENT (CONTINUED)

Some of the Company’s proposed products, such as medical devices and pharmaceutical products, will require regulatory approval before the Company is allowed to sell them. The Company expects the regulatory approval process to be lengthy and expensive and the Company will have the burden of proving that its products are safe and effective or that, if satisfied, would cause its products to become prohibitively expensive. There is no assurance that the Company will ever obtain regulatory approval to sell any of its proposed products, or that the conditions imposed by regulators will be satisfactory to the Company. Regulatory requirements imposed on its products could limit the Company’s ability to test, manufacture and commercialize its products.

If Westaim fails to raise the capital necessary to fund its operations, it may be unable to advance the development and commercialization of its technologies.

A commitment of substantial resources by the Company and its collaborators to conduct research and development, construct pilot or large-scale manufacturing facilities and conduct clinical studies will be required to successfully commercialize products under development. The Company completed a $50.0 million common share offering in 2004 and believes that its current financial position is strong. Nevertheless, the Company believes that the flat panel television display, medical products and pharmaceuticals businesses may grow extremely rapidly and the Company may not be able to raise additional capital at the time it is needed to complete product development and build manufacturing facilities. Additional capital may be required to fund operations, fund clinical studies, continue the research and development of product candidates, commercialize products and construct pilot and full-scale manufacturing facilities. If the Company is unable to raise additional funds when required, it may be necessary to delay, reduce or eliminate some or all of its development programs.

The commercial potential of the Company’s products depends upon certain issues regarding pricing, production costs and medical reimbursement.

The Company’s ability to commercialize iFire’s flat-screen technology successfully will depend in part on its ability to price its products at a point that will generate consumer demand, while allowing for an adequate profit margin. The Company believes that its product can be produced at costs lower than other flat screen technologies but there is no assurance that there will be consumer demand for the iFire product or that competing products will not be developed and priced below the prices required by iFire to be profitable. There is no assurance that the Company’s present cost estimates for its’ manufacturing facilities will be valid at the time that those facilities are constructed.

The Company’s ability to commercialize its pharmaceutical products successfully will depend in part on the extent to which reimbursement for the cost of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations and there can be no assurance that adequate third-party coverage will be available for the Company to realize an appropriate return on its investment in product development.

Westaim’s success is dependent upon its ability to form partnerships to develop and sell its products.

The Company’s ability to successfully develop, manufacture and market its current and proposed products will depend, to a large extent, on its ability to form partnerships or joint ventures with established corporations or other collaborators. Except as described elsewhere in this document, the Company has not yet entered into any material partnerships or joint ventures for the development or marketing of these products, nor will it necessarily be able to do so in the future. The Company may be unable to find suitable partners or form a partnership or joint venture on terms that are beneficial. If the Company does enter into a partnership or joint venture, it may suffer losses if the partner becomes insolvent or otherwise fails to meet its obligations to the Company.

28   The Westaim Corporation Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

ENTERPRISE RISK MANAGEMENT (CONTINUED)

Westaim’s products may become technologically obsolete.

The Company competes, and intends to compete, in markets that are characterized by rapid adaptation to technological change. These markets include, but are not limited to, the medical devices, pharmaceuticals and flat screen television monitor markets. The Company’s current and future products may be quickly rendered obsolete and unmarketable. The Company will need to continually develop new products and enhance existing products to keep pace with evolving technologies, customer preferences and industry standards.

Westaim is developing products for highly competitive markets.

The Company faces, and will face, competition from a number of other companies including major domestic and international companies which have substantially greater financial, technical, marketing, sales, distribution and other resources. Many of these competitors may also have greater name or brand recognition. The Company’s competitors may produce more technologically advanced products, at a lower cost, than the Company is capable of producing. Competition may cause the Company to lose market share and may reduce profit margins on any products that it is able to sell.

Westaim may be unable to protect its intellectual property.

In order to succeed, the Company will need to prevent its intellectual property from being misappropriated by third parties. To protect its intellectual property, the Company relies primarily on its confidentiality agreements, physical security at research and manufacturing facilities, as well as the copyright, trade secret, trademark and patent laws of Canada, the United States, and other countries in which the Company conducts, or will conduct, business. The laws of other countries may not protect intellectual property rights to the same extent as the laws of Canada and the United States and, in any event, the methods that the Company has chosen may fail to adequately prevent misappropriation of its intellectual property.

The Company cannot provide assurance that it will succeed in obtaining new patents; that it will be able to enforce existing patents against third parties; or that existing patents will not be successfully challenged by third parties.

Even if the Company is able to prevent the misappropriation of intellectual property, others may independently and legally develop technologies that are substantially equivalent or superior.

Westaim may become involved in expensive intellectual property or product liability litigation.

The Company may be required to commence litigation to enforce its intellectual property rights. Others may claim that it has infringed upon their intellectual property rights and commence litigation against the Company. The Company believes that it will be subject to an increasing number of infringement claims as it begins to produce more products in more industries.

Some of the Company’s existing and proposed products, such as its medical devices and pharmaceuticals, are part of a class of product that is particularly vulnerable to product liability litigation for a number of reasons:

•	these types of products are extremely complex and the Company may fail to discover product faults, despite its best efforts to do so;

•	these types of products will interact with very complex biological and man-made systems and the Company’s products may interact with these systems in harmful ways that it was unable to anticipate, despite its best efforts to do so; and

•	because these products may be used by a large number of people, if the Company’s products do cause harm, it may be exposed to a large number of claims for damages.

The Westaim Corporation Annual Report 2004    29

MANAGEMENT’S DISCUSSION AND ANALYSIS

ENTERPRISE RISK MANAGEMENT (CONTINUED)

The Company has tried to protect itself against product liability litigation by including limitation of liability provisions in some of its sales agreements. There is no assurance, however, that existing or future limitation of liability provisions will be sufficient to protect the Company in all circumstances, nor can the Company provide assurance that any of these provisions will be held to be enforceable by the Courts.

The Company believes that it has obtained sufficient product liability insurance coverage to protect it against claims. However, the wording of its insurance policies may exclude some claims. Furthermore, the Company cannot provide assurance that its insurance limits will be sufficient, nor can it ensure that it will be able to acquire satisfactory insurance in the future.

Westaim may be unable to retain the required highly skilled people.

The Company’s technology businesses are dependent upon the talents and knowledge of certain key individuals in each of the businesses. The marketplace for people with these skills is highly competitive, and the Company may not be able to retain a sufficient number of people with the skills that it requires. The Company provides competitive remuneration and incentives for the retention of key personnel.

Westaim is subject to certain risks because of the international character of its business.

The Company estimates that sales to international customers accounted for over 90% of its net sales in the fiscal year ended December 31, 2004 and the Company anticipates that international sales will continue to represent a material portion of net sales in the future. International sales are subject to inherent risks, including variations in local economies, fluctuating exchange rates, greater difficulty in the collection of accounts receivable, changes in tariffs and other trade barriers, adverse foreign tax consequences and burdens of complying with a variety of foreign laws. The Company may also encounter exchange rate risk in the event international sales are denominated in a currency other than Canadian dollars.

The Company’s financial results are reported in Canadian dollars. A significant portion of the Company’s revenue and expenses, as well as accounts payable, accounts receivable and other balance sheet items, are frequently denominated in currencies other than the Canadian dollar, primarily in United States dollars. Fluctuations in the exchange rate between these other currencies and the Canadian dollar could reduce the Company’s reported revenue, increase the Company’s costs or give rise to a charge related to foreign currency translation, all of which could adversely affect operating results.

Volatility of Share Price

Market prices for securities of companies developing new technologies are generally volatile. Factors such as announcements of technological innovations, new commercial products, patents, the development of proprietary rights, results of clinical trials, regulatory actions, publications, quarterly financial results, the Company’s financial position, public concern over the safety of biotechnology, future sales of shares by the Company or by our current shareholders, and other factors, could have a significant effect on the market price and volatility of the Company’s common shares.

The price of the common shares may be volatile even though there have been no material changes in the Company’s business or finances. In the past, securities class action litigation has often been brought against companies that experience volatility in the market price of their securities. Moreover, market prices for stocks of technology companies frequently reach levels that bear no relationship to the operating performance of such companies. These market prices generally are not sustainable and are subject to wide variations. Whether or not meritorious, litigation brought against the Company could result in substantial costs, divert management’s attention and resources and harm the Company’s financial condition and results of operations.

30   The Westaim Corporation Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

ENVIRONMENTAL MATTERS

The Company’s operations are subject to extensive federal, provincial and municipal environmental statutes and regulations, including those relating to air emissions, wastewater discharges, contaminated soil and groundwater, and the handling and disposal of hazardous substances and wastes.

The Company’s operations in Toronto are conducted under an environmental operating approval from the Ontario Ministry of Environment. The Company’s operations in Wakefield, Massachusetts are conducted under various state and federal permits.

The Company operates under a “best management practices program” called Safety and Environment Management Practices (“SEMP”) which incorporates both an environmental management system and an occupational health and safety management system. This program is regularly reviewed and updated to keep pace with or stay ahead of regulatory changes and is internally audited every year.

The provision for site restoration decreased by $0.9 million in 2004 to $6.7 million. The provision relates primarily to site restoration costs associated with soil and groundwater reclamation and remediation costs. The Company spent $1.6 million in 2004, of which, $0.5 million was recovered from a third party. The Company expects to spend only nominal amounts in future years unless a plant site is decommissioned.

MARKET FOR SECURITIES

The common shares of The Westaim Corporation are listed on The Toronto Stock Exchange under the symbol WED and on NASDAQ under the symbol WEDX.

OUTSTANDING SHARE DATA

The Company’s authorized share capital consists of an unlimited number of common shares, preferred A shares and preferred B shares. As at December 31, 2004, and February 10, 2005, there were 92,828,054 common shares outstanding. There were no preferred shares outstanding at December 31, 2004 and February 10, 2005.

The Company maintains an employee and director stock option plan under which the Company may grant options for up to 10,750,000 shares of common stock of the Company at an exercise price equal to the market price of the Company’s stock at the date of grant. As at December 31, 2004 and February 10, 2005, there were 4,659,600 options outstanding.

CONTRACTUAL COMMITMENTS

($000)	Payments Due by Period

		Less than	1 - 3	3 - 5	More than
As at December 31, 2004	Total	1 Year	Years	Years	5 Years

Long-term debt	$4,782	$—	$4,782	$—	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	3,339	898	1,886	555	—
Supplier purchase obligations	25,676	25,676	—	—	—
Other long-term liabilities reflected on the Company’s balance sheet	—	—	—	—	—

	$33,797	$26,574	$6,668	$555	$—

The Westaim Corporation Annual Report 2004    31

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S RESPONSIBILITY

The Management of the Company is responsible for the accuracy of the information disclosed in the Management’s Discussion and Analysis. Management ensures that the Company has appropriate information systems, procedures and controls to ensure that information used internally by Management and disclosed externally is complete and reliable. The interim and annual Management’s Discussion and Analyses are also reviewed and approved by the Audit Committee of the Company’s Board of Directors.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth certain financial information for the Company for 2002 to 2004:

	Year Ended	Year Ended	Year Ended
($000, except per share data)	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002

Revenue from continuing operations	$32,241	$17,285	$12,627
Loss from continuing operations	(28,731)	(37,800)	(39,737)
Loss per common share from continuing operations — basic and diluted	(0.34)	(0.48)	(0.51)
Net loss	(25,177)	(35,440)	(50,389)
Net loss per common share — basic and diluted	(0.30)	(0.45)	(0.65)
Total assets	172,263	144,906	184,183
Total long-term debt	4,795	—	—
Dividends declared	—	—	—

As disclosed in Note 3 to the audited consolidated financial statements, and discussed in this MD&A, the Ambeon business segment has been accounted for as a discontinued operation in 2003. Information for 2002 has been restated accordingly.

In 2002, the Company made the decision to close the Coinage Division and to divest or shut down the Ethylene Coatings business. Accordingly, the results of these operations and the cost of shutdown have been accounted for on a discontinued basis.

SUBSEQUENT EVENTS

In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in reorganization of the participating companies into a single company and the dilution of the Company’s investment to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to approximately $2,200. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange.

The inactive subsidiaries were previously carried at a nominal value and this transaction will result in the Company recording a dilution gain of approximately $2,200 recorded in discontinued operations in the first quarter of 2005. On February 10, 2005, the Company sold its investment for net proceeds of approximately $11,500 and will record an additional gain on the sale of investment of approximately $9,300 in the first quarter of 2005.

32   The Westaim Corporation Annual Report 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

QUARTERLY INFORMATION

	Q1	Q2	Q3	Q4
($000, except per share data)	2004	2004	2004	2004

Revenue from continuing operations	$10,721	$4,923	$10,501	$6,096
Loss from continuing operations	(3,178)	(12,667)	(2,487)	(10,399)
Loss per common share from continuing operations
— basic and diluted	(0.04)	(0.16)	(0.03)	(0.11)
Net income (loss)	1,008	(13,071)	(2,514)	(10,600)
Net income (loss) per common share — basic and diluted	0.01	(0.17)	(0.03)	(0.11)

	Q1	Q2	Q3	Q4
($000, except per share data)	2003	2003	2003	2003

Revenue from continuing operations	$7,638	$2,683	$3,370	$3,594
Loss from continuing operations	(3,531)	(9,140)	(8,135)	(16,994)
Loss per common share from continuing operations
— basic and diluted	(0.05)	(0.12)	(0.10)	(0.22)
Net loss	(1,211)	(8,280)	(8,035)	(17,914)
Net loss per common share — basic and diluted	(0.02)	(0.11)	(0.10)	(0.23)

The results of operations of the Ambeon business segment have been accounted for as discontinued operations.

Revenues, loss from continuing operations and net loss were favourably impacted by the reporting of milestone revenues in NUCRYST of US $5.0 million in the first quarter of 2004, US $5.0 million in the third quarter of 2004, and US $3.0 million in the first quarter of 2003.

The gain on sale of Ambeon of $5.4 million was included in net income in the first quarter of 2004.

The Westaim Corporation Annual Report 2004    33

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

The accompanying consolidated financial statements, the notes thereto and other financial information contained in this annual report have been prepared by, and are the responsibility of, the management of The Westaim Corporation. Financial information contained throughout this annual report is consistent with the financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles, using management’s best estimates and judgments when appropriate. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements. The Audit Committee, which is comprised of three Directors, none of whom is an officer of the Company, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the report of the auditors. It reports its findings to the Board of Director who approve the consolidated financial statements.

The consolidated financial statements have been audited by Deloitte & Touche LLP, the independent auditors, in accordance with generally accepted auditing standards. The auditors have full and unrestricted access to the Audit Committee.

Signed	Signed

Barry M. Heck	G.A. (Drew) Fitch

President and Chief Executive Officer	Senior Vice President and Chief Financial Officer

February 10, 2005

34   The Westaim Corporation Annual Report 2004

AUDITORS’ REPORT

To the Shareholders of The Westaim Corporation

We have audited the consolidated balance sheets of The Westaim Corporation as at December 31, 2004 and 2003, and the consolidated statements of loss, deficit and cash flow for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and cash flow for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Signed

Deloitte & Touche LLP
Chartered Accountants

Calgary, Alberta

February 4, 2005
(except for Note 19(b), which is as of February 11, 2005)

The Westaim Corporation Annual Report 2004    35

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2004	2003
(thousands of dollars)		(Restated — note 2n)

ASSETS
Current
Cash and cash equivalents	$89,139	$44,694
Short-term investments	12,000	23,443
Accounts receivable	6,712	4,960
Inventories (note 4)	3,605	2,610
Future income taxes (note 7)	—	1,032
Other	538	659
Current assets available for sale (note 3)	—	30,369

	111,994	107,767

Other receivable (note 3)	1,800	—
Capital assets (note 5)	46,776	28,783
Capital assets available for sale (note 3)	5,500	5,500
Intangible assets (note 6)	5,693	2,356
Investments	500	500

	$172,263	$144,906

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$12,963	$10,015
Accounts payable and accrued liabilities available for sale (note 3)	—	3,509

	12,963	13,524

Long-term debt (note 8)	4,795	—
Provision for site restoration (note 9)	6,708	7,564

	24,466	21,088

Commitments and contingencies (note 15)

Shareholders’ equity
Capital stock (note 10)	421,233	373,230
Contributed surplus (note 10)	3,125	1,972
Deficit	(276,561)	(251,384)

	147,797	123,818

	$172,263	$144,906

Approved on behalf of the Board:

Signed	Signed

Ian W. Delaney Director	Frank W. King Director

36   The Westaim Corporation Annual Report 2004

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

	Year Ended	Year Ended
	December 31,	December 31,
	2004	2003
(thousands of dollars except per share data)		(Restated — note 2n)

Revenue	$32,241	$17,285
Costs
Manufacturing	8,679	5,948
Selling, general and administrative	5,342	3,817
Research and development (note 11)	35,489	25,871
Depreciation and amortization	5,722	5,001

Divisional loss	(22,991)	(23,352)

Corporate costs	(7,396)	(9,550)
Interest and foreign exchange	1,799	653
Loss on disposal of assets	(22)	(723)

Loss from continuing operations before income taxes	(28,610)	(32,972)
Income tax expense (note 7)
Current	(121)	(130)
Future	—	(4,698)

	(121)	(4,828)

Loss from continuing operations	(28,731)	(37,800)
Income from discontinued operations net of income taxes (note 3)	3,554	2,360

Net loss	$(25,177)	$(35,440)

Loss per common share (note 17)
Continuing operations — basic and diluted	$(0.34)	$(0.48)
Net loss — basic and diluted	(0.30)	(0.45)

Weighted average number of common shares outstanding (thousands)	84,094	78,045

Deficit at beginning of year	$(251,384)	$(215,317)
Change in accounting policy (note 2n)	—	(627)

Deficit at the beginning of year restated	(251,384)	(215,944)
Net loss	(25,177)	(35,440)

Deficit at end of year	$(276,561)	$(251,384)

The Westaim Corporation Annual Report 2004    37

CONSOLIDATED CASH FLOW STATEMENTS

	Year Ended	Year Ended
	December 31,	December 31,
	2004	2003
(thousands of dollars)		(Restated — note 2n)

Operating Activities
Loss from continuing operations	$(28,731)	$(37,800)
Items not affecting cash
Depreciation and amortization	5,722	5,001
Future income taxes	—	4,698
Loss on disposal of assets	22	723
Provision for site restoration	327	—
Deferred licensing revenue	—	(565)
Stock compensation expense	1,210	942

Cash used in continuing operations before non-cash working capital changes	(21,450)	(27,001)
Changes in continuing operations non-cash working capital
Accounts receivable	(756)	225
Inventories	(1,017)	(446)
Other	121	136
Accounts payable and accrued liabilities	2,829	2,574
Site restoration expenditures net of recoveries	(1,183)	(185)

Cash used in continuing operations	(21,456)	(24,697)
Cash (used in) provided from discontinued operations	(1,785)	3,209

Total cash used in operating activities	(23,241)	(21,488)

Investing activities
Capital expenditures — continuing operations	(23,432)	(10,383)
Capital expenditures — discontinued operations	—	(1,745)
Redemption and sale of short-term investments	149,151	53,332
Purchase of short-term investments	(137,708)	(51,525)
Intangible assets — continuing operations	(3,686)	(725)
Intangible assets — discontinued operations	—	(234)
Proceeds on sale of assets	61	1,308
Proceeds on sale of discontinued operations (note 3)	30,559	—

Cash provided from (used in) investing activities	14,945	(9,972)

Financing activities
Proceeds from long-term debt (note 8)	4,795	—
Issuance of common shares (note 10)	47,946	102

Cash provided from financing activities	52,741	102

Net increase (decrease) in cash and cash equivalents	44,445	(31,358)
Cash and cash equivalents at beginning of year	44,694	76,052

Cash and cash equivalents at end of year	$89,139	$44,694

38   The Westaim Corporation Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1	BASIS OF PRESENTATION

The Westaim Corporation (the “Company”) was incorporated on May 7, 1996 by articles of incorporation under the Business Corporation Act (Alberta).

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, iFire Technology Inc. (“iFire”), and NUCRYST Pharmaceuticals Corp. (“NUCRYST”). In 2004, iFire repurchased the 2.5% common share interest held by a minority shareholder for nominal consideration.

All amounts are expressed in thousands of Canadian dollars except share and per share data.

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a)	Principles of consolidation

The financial statements of entities which are controlled by the Company, referred to as subsidiaries, are consolidated. Entities which are not controlled, but over which the Company has the ability to exercise significant influence, are accounted for using the equity method of accounting. Investments in other entities are accounted for using the cost method. All intercompany balances and transactions have been appropriately eliminated.

The Company will adopt the Canadian Institute of Chartered Accountants (“CICA”) guideline on the consolidation of variable interest entities (“VIEs”) on January 1, 2005. VIEs include entities where the equity invested is considered insufficient to finance the entity’s activities. Under this new guideline, the Company will be required to consolidate VIEs if the investments in these entities and/or the relationships with them result in the Company being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both, based on a formula determined by the standard setters. The Company does not believe that the implementation of this guideline will have an impact on its consolidated statement of operations or consolidated financial position.

b)	Use of estimates

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year. Significant estimates include the provision for site restoration, provision for discontinued operations, future income taxes, and useful lives of capital assets. Actual results could differ from those estimates.

c)	Translation of foreign currencies

Transactions in foreign currencies are translated into Canadian dollars at rates of exchange at the time of such transactions. Monetary assets and liabilities are translated at current rates of exchange. Foreign operations are considered financially and operationally integrated and are translated into Canadian dollars using the temporal method of translation. Gains or losses resulting from the translation adjustments are included in income. Foreign exchange losses included in discontinued operations and interest and foreign exchange in 2004 amounted to $563 (2003 — $1,867).

d)	Revenue recognition

Revenue is generally recognized when the product has been delivered. Specific revenue recognition policies for each of the Company’s operating segments are as follows:

NUCRYST Pharmaceuticals — Revenue from direct sales to third parties is recognized upon delivery. For products manufactured under license, revenue is recorded at the date of shipment at actual cost plus an agreed markup. In addition, a royalty is earned based on a percentage of sales revenue earned by the licensee on sales to third parties. Revenue relating to the achievement of milestones under licensing agreements is recognized when the milestone event has occurred.

The Westaim Corporation Annual Report 2004    39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

iFire Technology — The Company recognizes revenue from licensing fees over the term that services are being rendered. Royalties are recognized when earned in accordance with the terms of the specific agreement. As at December 31, 2004, iFire was not party to any licensing fee or royalty agreements.

e)	Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and highly liquid short-term investments with original maturities at the date of acquisition of 90 days or less and are recorded at cost.

f)	Short-term investments

Short-term investments consist of money-market instruments with maturities of less than one year. As at December 31, 2004, the Company held short-term investments recorded at a cost of $12,000 (2003 — $23,443) which reflects current market values.

g)	Inventory valuation

Finished product, raw materials, materials in process, and spare parts and operating materials are valued at the lower of average cost and net realizable value.

h)	Research and development costs

Research costs are expensed as incurred and significant project development costs are capitalized in accordance with GAAP once the Company has determined that commercialization criteria concerning the product or process have been met. Amortization of these costs over their estimated useful life commences with the successful commercial production or use of the product or process. On an ongoing basis, Management reviews the unamortized balance to ensure that the deferred development costs continue to satisfy the criteria for deferral and amortization.

As at December 31, 2004 and 2003, no development costs have been capitalized.

i)	Government assistance

Government assistance toward research and development expenditures related to capital assets used for research and development is credited against the cost of the related capital asset and all other assistance is credited against the related expenses as incurred.

j)	Capital assets

i)	Land, Buildings, Machinery and Equipment — Land, buildings, machinery and equipment are stated at cost. Depreciation and amortization is calculated using a straight-line method based on estimated useful lives of the particular assets which do not exceed 20 years for buildings and 10 years for machinery and equipment.

ii)	Carrying Value — The Company evaluates the carrying value of capital assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable, and recognizes an impairment charge when it is probable that estimated future non-discounted cash flows of the underlying assets will be less than the carrying value of the assets.

k)	Site restoration costs

Effective January 1, 2004, the Company adopted Section 3110, “Asset Retirement Obligations”, of the CICA Handbook which addresses the financial accounting and reporting obligations associated with the retirement of tangible, long-lived assets and their associated net retirement costs. Under the new Section, an asset retirement obligation is recognized at its fair value in the period in which it is incurred. Asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and a related amortization expense is recognized in future periods. Implementation of CICA 3110 did not have an impact on the Company’s results from operations or its financial position as the assets subject to these new rules have been sold or written down to nominal value.

40   The Westaim Corporation Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

The total estimated costs of site restoration relating to these assets have been accrued. Site restoration costs have been estimated as at December 31, 2004, taking into consideration the anticipated method and extent of the remediation consistent with regulatory requirements, industry practices, current technology and the possible uses of the site. The estimated amount of future restoration costs is reviewed regularly based on available information. Where the forecasted net restoration costs exceed existing provisions, an additional expense is recognized in the period.

Potential recoveries of costs resulting from indemnifications provided by previous owners of the Company’s industrial sites have not been recognized in these consolidated financial statements as the amount of recovery cannot be reasonably determined. Any future recoveries will be recorded when received.

l)	Derivative financial instruments

Derivative financial instruments may be utilized by the Company in the management of commodity price and foreign currency exposures. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Company has, in previous years, entered into hedges of its commodity price exposure on nickel raw material inventory and anticipated future sales by entering into nickel forward contracts when deemed appropriate. Gains and losses on nickel forward contracts used to hedge nickel raw material inventory and anticipated future sales in respect of the discontinued Ambeon business segment (“Ambeon”) were accrued in inventory and included in assets available for sale on the consolidated balance sheet as at December 31, 2003.

The Company may enter into forward agreements in order to reduce the impact of fluctuating interest rates on its short-term investments and fluctuating foreign currency exchange rates on anticipated future cash flows. These forward agreements are not designated as hedges. They require the exchange of payments without the exchange of the notional principal amount on which payments are based. These instruments are recorded at the lower of cost or market.

m)	Income taxes

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values.

Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

n)	Stock-based compensation plans

The Company and certain of its subsidiaries have stock-based compensation plans which are described in Note 10. Compensation expense for awards that call for settlement in cash or other assets is measured on an ongoing basis as the amount by which the quoted market price exceeds the exercise price at each measurement date. Any obligations related to increases in the value of Deferred Share Units (“DSUs”), Restricted Share Units (“RSUs”), and Stock Appreciation Rights (“SARs”) are accrued when the change in value occurs, with an offset to the income statement. Any consideration paid by option holders for the purchase of stock is credited to capital stock. If plan entitlements are repurchased from the holder, the consideration paid is charged to retained earnings.

The Westaim Corporation Annual Report 2004    41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2	SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

Effective January 1, 2004, the Company adopted revisions to Section 3870 of the CICA Handbook with respect to the accounting and disclosure of stock-based compensation. The revised Section 3870 requires that the fair value of stock options be recorded in the financial statements. These new rules apply to options issued on or after January 1, 2002. The Company has elected to apply the provisions retroactively with restatement of prior years. As a result, as at January 1, 2003, the cumulative compensation cost of options issued in 2002, amounting to $627, has been charged to deficit with a corresponding increase to contributed surplus. The 2003 consolidated statement of loss has been restated with selling, general and administrative expenses, research and development costs, and corporate costs increasing a total of $942, with an offsetting increase to contributed surplus. This resulted in an increase in the loss per common share from continuing operations and net loss of $0.01.

o)	Earnings per share

Basic earnings per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated on the basis of the average number of shares outstanding during the period plus the additional common shares that would have been outstanding if potentially dilutive common shares had been issued using the “treasury stock” method.

p)	Employee future benefits

All employee future benefits are accounted for on an accrued basis. In 2003, the Company wound up its defined benefit pension plan (Note 13).

q)	Discontinued operations

Effective January 1, 2003, the Company adopted on a prospective basis new CICA 3475 “Disposal of Long-lived Assets and Discontinued Operations”. Long-lived assets to be disposed of by sale are classified as held for sale in the period in which a formal plan of disposal has been approved, the assets are available for immediate sale and are actively being marketed, and it is expected that the sale will occur within one year. Long-lived assets to be abandoned are classified as held and used until they are disposed of.

Long-lived assets classified as held for sale are carried at the lower of their carrying amount and fair value net of estimated disposition costs. Losses are recognized immediately where carrying value exceeds fair value and gains are recognized at the time of sale.

The results of discontinued operations are reported separately, including gains or losses related to the disposal of related long-lived assets held for sale or disposal. Future costs associated with an exit or disposal activity are recognized in the period in which the liability is incurred.

Prior to January 1, 2003, the results of discontinued operations were reported separately with disclosure of the results of operations prior to the measurement date (date the plan to discontinue operations was formally approved) and the net gain or loss from discontinued operations. The net gain or loss from discontinued operations included both actual or estimated gain or loss on disposal, and the actual or estimated results from operations, if any, between the measurement date and the disposal date.

r)	Intangible assets

Patents are amortized on a straight-line basis over 10 years. The Company periodically assesses the carrying value of patents. Where there has been an impairment in the carrying value, patents are written off during the year. Any material decline in fair value from carrying value is charged to expense in the period that impairment has been determined. Indefinite life intangible assets are valued at cost. On a regular basis, the Company reviews the carrying value of these assets for impairment.

As at December 31, 2004 and 2003, the Company had no indefinite life intangible assets.

42   The Westaim Corporation Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	DISCONTINUED OPERATIONS

a)	Ambeon

On January 29, 2004, the Company sold substantially all of the assets and liabilities related to the Ambeon business segment, including its wholly owned subsidiary, Neomet Limited, for proceeds of $33,359 (net of transaction costs of $911), of which $2,800 is held in escrow. Of this amount held in escrow, $1,000 is included in accounts receivable which was received in the first quarter of 2005 and $1,800 is recorded as a long-term other receivable. The remaining escrow balance is in respect of general representations and warranties relating to the sale transaction and will be released as conditions are met in 2005 and 2006. For purposes of the cash flow statement, the receipt of these escrow funds in future years will be accounted for as proceeds from the sale of discontinued operations. The net gain on the sale of Ambeon of $5,436 is net of future income tax expense of $1,032. The results of Ambeon’s operations in 2003 were accounted for on a discontinued basis and the related assets were classified as available for sale at December 31, 2003.

In accordance with CICA 3475, the Company determined that the net proceeds would exceed the net book value of the Ambeon business segment as at December 31, 2003 and no adjustment to the carrying value of Ambeon was required. The gain on the sale of Ambeon was reported in the first quarter of 2004 and any costs incurred in subsequent periods related to discontinued operations are reported in the period in which they occur.

The prior year’s operating results, cash flows and balance sheets for this business segment are presented separately as discontinued operations in these consolidated financial statements.

Amounts included in the consolidated balance sheets relating to Ambeon discontinued operations are as follows:

	December 31, 2004	December 31, 2003

Cash	$—	$411
Accounts receivable	—	5,438
Inventories	—	10,812
Other assets	—	1
Deferred charges	—	625
Capital assets available for sale	—	13,082

Current assets available for sale	$—	$30,369

Accounts payable and accrued liabilities available for sale	$—	$(3,509)

Accounts payable and accrued liabilities	$(452)	$—

Results from Ambeon discontinued operations:

	Year Ended	Year Ended
Revenues	December 31, 2004	December 31, 2003

Ambeon business segment	$—	$30,114

	Year Ended	Year Ended
Income (expense)	December 31, 2004	December 31, 2003

Ambeon business segment income from operations net of income taxes	$—	$3,003
Gain on sale of Ambeon	5,436	—
Costs related to disposition	(1,882)	(643)

Net income from discontinued operations	$3,554	$2,360

The Westaim Corporation Annual Report 2004    43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3	DISCONTINUED OPERATIONS (CONTINUED)

Net income from discontinued operations is after deduction of depreciation and amortization of $Nil for the year ended December 31, 2004 (2003 — $1,738). Current income tax expense included in net income from discontinued operations for the year ended December 31, 2004 amounted to $Nil (2003 — $27).

Net income per common share from discontinued operations was $0.04 for the year ended December 31, 2004 (2003 — $0.03).

b)	Coinage Division and Ethylene Coatings Business

In 2002, the Board of Directors of the Company approved the closing of the Coinage Division and the shutdown of the Ethylene Coatings business. Accordingly, the results from operations of these businesses and all anticipated losses of these businesses were recorded in 2002.

Amounts included in the consolidated balance sheets relating to the Coinage Division and Ethylene Coatings business discontinued operations are as follows:

	December 31, 2004	December 31, 2003

Accounts receivable	$—	$4
Accounts payable and accrued liabilities	(767)	(1,281)

Net working capital	$(767)	$(1,277)

Long-term capital assets available for sale	$5,500	$5,500

The Company is actively marketing the land and buildings which make up the long-term assets available for sale and has determined through independent appraisals that their fair market values exceed their carrying values.

4	INVENTORIES

	December 31, 2004	December 31, 2003

Raw materials	$2,378	$1,222
Materials in process	923	709
Finished product	154	612
Spare parts and operating materials	150	67

	$3,605	$2,610

5	CAPITAL ASSETS

		Accumulated	Net
December 31, 2004	Cost	Depreciation	Book Value

Land	$505	$—	$505
Buildings	13,607	7,910	5,697
Machinery and equipment	36,673	18,776	17,897
Construction in progress	22,093	—	22,093
Other	2,086	1,502	584

	$74,964	$28,188	$46,776

44   The Westaim Corporation Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5	CAPITAL ASSETS (CONTINUED)

		Accumulated	Net
December 31, 2003	Cost	Depreciation	Book Value

Land	$505	$—	$505
Buildings	12,535	7,253	5,282
Machinery and equipment	28,199	15,109	13,090
Construction in progress	9,124	—	9,124
Other	1,973	1,191	782

	$52,336	$23,553	$28,783

In the third quarter of 2004, the Company commenced two major capital projects. iFire is constructing a pilot manufacturing plant at its Toronto location for flat panel displays and NUCRYST began an expansion of its wound care production facility in Fort Saskatchewan, Alberta. As a result, at December 31, 2004, capital assets include construction in progress in the amount of $22,093 (2003 — $9,124) that is not currently subject to depreciation. Depreciation on capital assets for the year ended December 31, 2004 was $5,260 (2003 — $4,638).

6	INTANGIBLE ASSETS

	December 31, 2004	December 31, 2003

Patents	$7,591	$3,859
Less accumulated amortization	(1,898)	(1,503)

	$5,693	$2,356

Amortization of intangible assets was $462 for the year ended December 31, 2004 (2003 — $363).

7	INCOME TAXES

The following is a reconciliation of income taxes, calculated at the statutory income tax rate, to the income tax provision included in the consolidated statements of loss.

	Year Ended	Year Ended
	December 31, 2004	December 31, 2003

Loss from continuing operations before income taxes	$(28,610)	$(32,972)
Statutory income tax rate	33.87%	36.74%

Expected income tax recovery	(9,690)	(12,114)
Losses and temporary differences — valuation allowance	9,690	16,812
Large corporations and capital taxes	121	130

Income tax expense	$121	$4,828

Classified as:
Current	$121	$130
Future	—	4,698

Income tax expense	$121	$4,828

Income taxes are recognized for future income tax consequences attributed to estimated differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases.

The Westaim Corporation Annual Report 2004    45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7	INCOME TAXES (CONTINUED)

The net future income tax asset is comprised of:

	December 31, 2004	December 31, 2003

Future income tax assets:
Tax benefit of loss carry-forwards and tax credits	$107,585	$82,012
Provisions and reserves	3,174	3,622
Capital, intangible and other assets	5,223	13,890
Less valuation allowance	(110,537)	(95,257)

	5,445	4,267

Future income tax liabilities:
Capital, intangible and other assets	(5,263)	(3,053)
Other	(182)	(182)

	(5,445)	(3,235)

Future income tax assets, net	$—	$1,032

Classified as:
Current asset	$—	$1,032

The future income tax asset valuation allowance is in respect of tax loss carry-forwards and tax credits primarily relating to subsidiaries involved in technology development.

The Company has non-capital losses for income tax purposes of approximately $215,303 (2003 — $192,764) that can be used to offset income in future periods. These losses, net of valuation allowance, have not been recognized in these consolidated financial statements and expire at various times to the end of 2024, with $97,880 expiring by 2011. The Company also has capital losses of approximately $27,939 (2003 — $5,865) as well as research and development tax credits of approximately $38,837 (2003 — $29,419) which will expire at various times to the end of 2014. Following the transactions completed subsequent to year end (see Note 19), the Company’s non-capital losses, capital losses, and research and development tax credits have been reduced to $165,810, $6,424 and $38,240, respectively. Cash taxes relating to continuing operations paid during the year amounted to $141 (2003 — $155).

8	LONG-TERM DEBT

On January 30, 2004, iFire entered into a Japanese Yen 1,080,000,000 loan agreement with Dai Nippon Printing Co., Ltd. (“DNP”) whereby DNP is partially financing certain new equipment being used to upgrade iFire’s Toronto facility. The loan is being drawn down in 2004 and 2005, carries an interest rate of 1.70%, and is repayable in full in Japanese Yen on June 30, 2006. The loan is secured by the equipment financed under the agreement.

As at December 31, 2004, the outstanding loan balance amounted to Yen 408,166,000 (CAD $4,782). The liability reported at December 31, 2004 includes interest expense accrued for the current year of $13 and payable at the end of the loan term.

46   The Westaim Corporation Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9	PROVISION FOR SITE RESTORATION

Changes in the provision are as follows:

	Year Ended	Year Ended
	December 31, 2004	December 31, 2003

Provision at beginning of year	$7,564	$7,749
Additional provisions	327	—
Expenditures incurred	(1,640)	(2,855)
Costs recovered	457	2,670

Provision at end of year	$6,708	$7,564

The provision relates primarily to site restoration associated with soil and groundwater reclamation and remediation, based on periodic independent estimates of these costs as at December 31, 2004.

Under a formal agreement, a pro rata share of site restoration costs incurred by the Company relating to the discontinuance of DS nickel production is recovered from a third party.

Potential recoveries of costs resulting from indemnifications provided by previous owners of the Company’s industrial sites have not been recognized in the consolidated financial statements as the amount of recovery cannot be reasonably determined. Any future recoveries will be recorded when received.

10	CAPITAL STOCK

a)	Share Capital

The Company’s authorized share capital consists of an unlimited number of common shares, Preferred A shares and Preferred B shares. Changes in the Company’s common shares outstanding during 2004 and 2003 are as follows:

	2004		2003
Common Shares	Number	Stated Capital	Number	Stated Capital

Balance at beginning of year	78,073,386	$373,230	78,032,787	$373,128
Employee share purchase plan	28,785	135	40,599	102
Share offering	14,705,883	47,801	—	—
Stock options exercised	20,000	67	—	—

Balance at end of year	92,828,054	$421,233	78,073,386	$373,230

During 2004, 28,785 common shares were issued with respect to the Company’s employee share purchase plan at a weighted average price of $3.24. The value of these rights to acquire common shares of $42 was reclassified from contributed surplus to share capital.

In 2004, 20,000 options were exercised at an average price of $2.59, and $15 relating to the fair value of these options was reclassified from contributed surplus to share capital.

On August 4, 2004, the Company completed a $50,000 share offering. A total of 14,705,883 new common shares were issued at a price of $3.40. Four members of the Company’s Board of Directors purchased 4,852,942 shares under the offering. Net proceeds, after fees and expenses, amounted to $47,801.

The Westaim Corporation Annual Report 2004    47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	CAPITAL STOCK (CONTINUED)

b)	Stock-based compensation plans

Employee and Director stock option plan — The Company maintains an Employee and Director Stock Option Plan under which the Company may grant options for up to 10,750,000 shares of common stock of the Company at an exercise price equal to the market price of the Company’s stock at the date of grant. Options awarded are exercisable for a period of 10 years and vest as to one-third of the grant on each of the first, second and third anniversaries after the date of the grant. The Company maintains a Directors and Officers Share Purchase Program under the provisions of the Stock Option Plan. Under the Share Purchase Program, Directors and designated officers may be granted one option for each common share purchased to a cumulative 50,000 options. Options, equal to the net purchases of common shares by the optionee during the calendar year, vest at the end of the calendar year in which the purchases were made. Any options issued under this program which do not vest at the end of the year are cancelled.

A summary of the status of the Company’s stock option plans as at December 31, 2004 and 2003, and changes during the years ending on those dates is presented below:

	2004		2003
		Weighted		Weighted
		Average		Average
Stock Options	Number	Exercise Price	Number	Exercise Price

Outstanding at beginning of year	5,833,400	$8.71	5,665,599	$9.41
Granted	497,500	$3.61	427,800	$1.87
Exercised	(20,000)	$2.59	—	$—
Cancelled	(1,651,300)	$12.25	(259,999)	$12.62

Outstanding at end of year	4,659,600	$6.94	5,833,400	$8.71

The following table summarizes information about stock options outstanding as at December 31, 2004:

	Options Outstanding		Options Exercisable
		Weighted
Range of	Number	Average	Weighted	Number	Weighted
Exercise	Outstanding	Remaining	Average	Exercisable	Average
Prices	Dec. 31, 2004	Contractual Life	Exercise Price	Dec. 31, 2004	Exercise Price

$1 - $6	2,302,200	5.1	$3.80	1,662,200	$4.03
$6 - $15	1,787,403	4.5	$8.11	1,787,403	$8.11
> $15	569,997	5.3	$15.93	569,997	$15.93

$1 - $16	4,659,600	4.9	$6.94	4,019,600	$7.53

Effective January 1, 2004, the Company adopted revisions to Section 3870 of the CICA Handbook with respect to the accounting and disclosure of stock-based compensation. The revised Section 3870 requires that the fair value of stock options be recorded in the financial statements. For the year ended December 31, 2004, corporate costs, research and development costs, and selling, general and administrative expenses include additional compensation expense relating to stock options totaling $1,210 (2003 — $942) with an offsetting increase to contributed surplus.

The fair value of each option grant by the Company and its subsidiaries is estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 4.80% (2003 — 5.05%), an average life of 7.0 years and a volatility of 58.47% (2003 — 59.89%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

48   The Westaim Corporation Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10	CAPITAL STOCK (CONTINUED)

Deferred share unit plan — The Company maintains DSUs for the non-executive Directors of the Company. DSUs are issued at the market value of the Company’s shares at the date of grant and vest upon death or retirement of the Director. Directors may elect to receive additional DSUs in lieu of fees, which are issued at 90% of the market value of the Company’s shares at the date of grant. As at December 31, 2004, a liability of $954 (2003 — $782) has been accrued with respect to issued DSUs.

Restricted share unit plan — In 2004, the Company instituted a Restricted Share Unit Plan for the Executive Officers of the Company. These units vest over three years and are payable when fully vested in common shares or in cash at the weighted average trading price at the date of exercise. The liability with respect to these units is accrued over the vesting period and amounted to $139 as at December 31, 2004.

Employee share purchase plan — Under the Employee Share Purchase Plan, employees are entitled to subscribe for common shares of the Company, to a maximum value of five percent of their annual compensation. Payment for these shares is made over a 24-month period at a price per share equal to the lesser of the market value at the offering date and the market value at the end of the purchase period. The market value at the offering date of July 19, 2004 was $3.55 (July 21, 2003 — $2.36). At December 31, 2004 there were outstanding purchase arrangements with employees having an aggregate value of $363 (2003 — $389). During the year ended December 31, 2004, a total of 28,785 shares were issued under this Plan at an average price of $3.24 (2003 — 40,599 shares at $2.50).

Subsidiary stock-based compensation plans — The Company also maintains equity incentive plans for certain employees of its technology subsidiaries, NUCRYST and iFire, under which stock options have been granted representing 5.0% to 6.2% of the outstanding shares of the respective subsidiaries. Subsidiary stock options vest evenly over a three-year period and expire after 10 years from the date of grant. The exercise prices of stock options granted are not less than the fair value of the subsidiary’s stock at the time of the grant. No shares were issued by the Company in 2004 or 2003 with respect to these plans.

SARs have been granted to employees of certain technology subsidiaries. SARs vest over time and may be settled with cash, shares of the subsidiary or shares of the Company, at the Company’s option. The exercise prices of SARs granted are not less than the fair value of the subsidiary’s stock at the time of the grant. The total potential liability upon exercise of these SARs is capped at $1,950.

Net changes in the value of SARs, measured as the amount by which quoted market prices or fair value exceeds the exercise price at the measurement date, is recognized as compensation expense over the SAR’s vesting period. As at December 31, 2004 and 2003, the liability was $Nil as the estimated market value of the subsidiaries’ SARs was less than their exercise price.

11	RESEARCH AND DEVELOPMENT FUNDING AGREEMENTS

In 2001, iFire entered into a research and development contribution agreement with the Government of Canada through Technology Partnerships Canada (“TPC”). Under this agreement, TPC agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire to a maximum of $30,000.

Under the terms of the agreement, iFire will pay a royalty to TPC equal to 1.065% of eventual commercial sales of the technology under development. In addition, TPC received warrants to purchase common shares of iFire exercisable for an additional consideration of $6,283. The warrants expire on December 31, 2007 and, as at December 31, 2004, represented approximately 0.5% of the current outstanding common shares of iFire. Under certain circumstances after December 31, 2004, TPC may put the warrants to iFire in consideration for their fair market value at that date or for a 0.255 percentage point increase in the royalty rate, at the option of iFire.

The Westaim Corporation Annual Report 2004    49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11	RESEARCH AND DEVELOPMENT FUNDING AGREEMENTS (CONTINUED)

Contributions were recorded as a reduction of the cost of the applicable capital asset or credited to the statement of operations of iFire as determined by the nature of the expenditure being funded. Contribution claims totaling $5,997 were recorded in 2003. Of this amount, $5,204 was credited to research and development expense and $793 was credited to capital assets. The final contribution claims were recorded in the quarter ended September 30, 2003 and final payment received in the fourth quarter of 2003. As at December 31, 2003, the Company had received the maximum $30,000 eligible funding.

On January 1, 2003, the Company entered into a series of agreements with a third party whereby the third party agreed to reimburse iFire for a portion of the costs related to research and development projects of mutual interest to iFire and the third party. These agreements provide for reimbursement totaling USD $3.8 million to be paid quarterly between January 2003 and October 2006. These reimbursements are recorded as a reduction to research and development expenditures in the consolidated financial statements and amounted to $1,251 (2003 — $1,364). In the event that the Company enters into a Pilot Project Agreement with the third party, the third party will receive credit for the funding already provided to the Company.

12	GUARANTEES

In 2003, the CICA issued Accounting Guideline 14 “Disclosure of Guarantees” which recommends companies disclose the nature, amount and terms of obligations under guarantee or indemnification in the event of an adverse judgment in a lawsuit. In the normal course of operations, the Company has issued letters of credit in the amounts of US $1,060 which expire on March 31, 2005. In Canadian dollars, these guarantees amounted to approximately $1,276 as at December 31, 2004.

In the normal course of operations, the Company may provide indemnification to counterparties that would require the Company to compensate them for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. Management does not expect the potential amount of these counterparty payments to have a material effect on the Company’s financial position or operating results.

The Company has agreements to indemnify its Officers and Directors for certain events or occurrences while the Officer or Director is or was serving at the Company’s request in such capacity. The maximum potential amount of future payments is unlimited. However, the Company maintains Director and Officer liability insurance coverage that limits its exposure and enables the Company to recover a portion of any future amounts paid.

In addition, the Company has provided indemnifications to third parties with respect to future site restoration costs to be incurred on properties previously owned by the Company. These estimated costs have been included in the provision for site restoration (Note 9).

13	PENSION PLANS

The Company maintains defined contribution pension plans for its employees. These plans which apply to employees in both continuing and discontinued operations were funded $602 during the year ended December 31, 2004 (2003 — $784).

In 2003, the Company wound up the defined benefit pension plan and purchased annuities for pensioners and remaining plan members. The cost of these annuities, amounting to $2,792, was funded through plan assets valued at $2,648 and a contribution by the Company of $144.

50   The Westaim Corporation Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14	DERIVATIVE FINANCIAL INSTRUMENTS

With respect to its Ambeon Division, which was sold in January 2004 (Note 3), the Company hedged its exposure to contracted nickel sales, raw material purchases, and certain produced inventory which were at price risk, through the use of nickel forward contracts traded Over the Counter with counterparties under terms governed by the London Metal Exchange (“LME”) policies. Settlements were based on LME prices, unless other prices were negotiated. At December 31, 2004 there were no deferred gains or unrealized losses on these hedges (2003 — deferred gains of $101 and unrealized losses of $1,083 which were offset by unrecognized gains in physical inventory and raw material costs).

Unrealized commodity positions at December 31, 2004 were Nil tonnes (2003 — 186 tonnes).

From time to time, the Company reduces its exposure to foreign currency and interest rate fluctuations by entering into forward transactions. Gains are recognized upon realization, losses when identified, and both are included in interest income. At December 31, 2004 and December 31, 2003, there were no unrecognized gains or losses and no open foreign exchange contracts or open forward rate agreement contracts.

15	COMMITMENTS AND CONTINGENCIES

Commitments

The Company is committed to capital expenditures of $17,987 (2003 — $1,315) and to future annual payments under operating leases as follows:

2005	2006	2007	2008	2009

$898	$771	$560	$555	$555

Contingencies

The Company and its subsidiaries are party to legal proceedings in the ordinary course of their businesses. Management does not expect the outcome of any of these proceedings to have a material effect on the Company’s financial position or operating results.

16	FINANCIAL INSTRUMENTS

Fair value of financial instruments

The carrying value of the Company’s interest in financial instruments approximates their fair value. The estimated fair value approximates the amount for which the financial instruments could currently be exchanged in an arm’s-length transaction between willing parties who are under no compulsion to act. Certain financial instruments lack an available trading market and, therefore, fair value amounts should not be interpreted as being necessarily realizable in an immediate settlement of the instrument.

Interest rate risk

Interest rate risk reflects the sensitivity of the Company’s financial results and condition to movements in interest rates. For 2004, a 1% decrease in interest rates would have reduced earnings before income taxes by $937 (2003 — $783). Conversely, a 1% increase in interest rates would have increased earnings before taxes by a similar amount.

Foreign currency risk

The Company is exposed to currency risks as a result of its export to foreign jurisdictions of goods produced in Canada. These risks are partially covered by purchases of goods and services in the foreign currency and by forward exchange contracts.

The Westaim Corporation Annual Report 2004    51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16	FINANCIAL INSTRUMENTS (CONTINUED)

Credit risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, and forward contracts. Cash and short-term investments are placed with major financial institutions or invested in the commercial paper of large organizations. The Company has a concentration of credit risk through its reliance on one customer for NUCRYST’s wound care products. This risk is limited due to the long-term contractual relationship with this customer.

17	EARNINGS PER SHARE

In calculating earnings per share under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation as the assumed exercise of the Company’s stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted earnings per share is as follows:

	Year Ended	Year Ended
	December 31, 2004	December 31, 2003

Weighted average number of common shares outstanding
— basic earnings per share	84,093,827	78,044,689
Effect of dilutive securities	255,254	130,654

Weighted average number of common shares outstanding
— diluted earnings per share	84,349,081	78,175,343

The impact of all dilutive securities on earnings per share is anti-dilutive as at December 31, 2004 and 2003.

18	SEGMENTED INFORMATION

The Company is managed using two operating segments which have been determined based on the nature of the products produced: NUCRYST Pharmaceuticals and iFire Technology. Discontinued operations are disclosed separately (Note 3).

The NUCRYST Pharmaceuticals segment researches, develops and commercializes wound care products and pharmaceutical products based on noble metal nanocrystalline technology. The iFire Technology segment has developed a proprietary flat panel full-color solid-state display technology with applications in both the large-screen and small-graphic-display markets.

The accounting policies of the reportable segments are the same as those described in Note 2. Included in other non-cash assets of $8,770 at December 31, 2004 (2003 — $7,800) are assets that cannot be allocated to a particular segment. Non-cash assets excludes short-term investments and assets available for sale.

52   The Westaim Corporation Annual Report 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18	SEGMENTED INFORMATION (CONTINUED)

		Divisional	Depreciation		Non-cash
Year Ended		Income	and	Capital	Assets
December 31, 2004	Revenue	(Loss)	Amortization	Expenditures	Dec. 31, 2004

NUCRYST Pharmaceuticals	$31,907	$6,079	$1,128	$3,163	$17,476
iFire Technology	—	(27,884)	3,539	18,649	39,378
Other	334	(1,186)	1,055	1,620	8,770

	$32,241	$(22,991)	$5,722	$23,432	$65,624

			Depreciation		Non-cash
Year Ended		Divisional	and	Capital	Assets
December 31, 2003	Revenue	Loss	Amortization	Expenditures	Dec. 31, 2003

NUCRYST Pharmaceuticals	$16,212	$(2,014)	$892	$1,827	$12,556
iFire Technology	911	(20,054)	2,693	8,424	20,544
Other	162	(1,284)	1,416	132	7,800

	$17,285	$(23,352)	$5,001	$10,383	$40,900

All of NUCRYST’s revenues are earned through a long-term exclusive licensing agreement with an international wound care company which expires in 2026. NUCRYST exports manufactured products to this company for their resale in international markets.

19	SUBSEQUENT EVENTS

a)	In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in the reorganization of the participating companies into a single company and the dilution of the Company’s investment to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to approximately $2,200. Subsequently, the Company created under the Plan of Arrangement was listed on the Toronto Stock Exchange.

The inactive subsidiaries were previously carried at nominal value and this transaction will result in the Company recording a dilution gain of approximately $2,200 in discontinued operations in the first quarter of 2005.

b)	On February 10, 2005, the Company sold this investment for net proceeds of approximately $11,500 and will record an additional gain on sale of investments of approximately $9,300 in the first quarter of 2005.

20	COMPARATIVE FIGURES

Certain 2003 figures have been reclassified to conform to the presentation of the current year.

The Westaim Corporation Annual Report 2004    53

SHAREHOLDER INFORMATION

The Westaim Corporation Annual General Meeting

Wednesday May 4, 2005, 10:00 a.m.

The Glenn Gould Studio, Canadian Broadcasting Corporation, 250 Front Street West, Toronto, Ontario

Directors

Ian W. Delaney 4
Non-executive Chairman of the Board
The Westaim Corporation

Neil Carragher 2, 4
Chairman of The Corporate Partnership Ltd.

Dr. Roger G.H. Downer 4
President and Vice Chancellor of the University of Limerick

Barry M. Heck
President and Chief Executive Officer
The Westaim Corporation

Frank W. King 1, 4
President of Metropolitan Investment Corporation

Edward M. Lakusta 1, 3, 4
Private Business and Energy Consultant

Daniel P. Owen 2, 3, 4
Chairman of Molin Holdings Limited

Guy J. Turcotte 2, 3, 4
President and Chief Executive Officer of
Western Oil Sands Inc.

Bruce V. Walter 1, 4
President and Chief Executive Officer of
Dynatec Corporation

Investor Relations
Anthony B. Johnston
Senior Vice President
The Westaim Corporation

Tel: (403) 234-3103
Fax: (403) 237-6565

E-mail: info@westaim.com

Stock Information

Traded on The Toronto Stock Exchange under the symbol WED
Traded on NASDAQ under the symbol WEDX

Shares issued and outstanding

As of December 31, 2004 were 92,828,054

Transfer Agent

Computershare Trust Company of Canada
530 – 8th Avenue S.W.
Suite 600
Calgary, Alberta
T2P 3S8

Tel: 1-800-564-6253

E-mail: service@computershare.com

1.	Member of the Audit Committee

2.	Member of the Compensation Committee

3.	Member of the Environmental, Health and Safety Committee

4.	Member of the Corporate Governance Committee

54   The Westaim Corporation Annual Report 2004

CORPORATE INFORMATION

Executive Officers

Barry M. Heck
President and Chief Executive Officer

G.A. (Drew) Fitch
Senior Vice President and Chief Financial Officer

Anthony B. Johnston
Senior Vice President

Brian D. Heck
Vice President, General Counsel and Corporate Secretary

Business Leaders

iFire Technology Corp.
Nicolas W. Khoury
President

NUCRYST Pharmaceuticals Corp.
Scott H. Gillis
President

Offices

Executive Office
144 – 4th Avenue S.W.
Suite 1010
Calgary, Alberta
T2P 3N4

Tel: (403) 237-7272
Fax: (403) 237-6565

E-mail: info@westaim.com
www.westaim.com

Corporate Office
10102 – 114 Street
Fort Saskatchewan, Alberta
T8L 3W4

Tel: (780) 992-5300
Fax: (780) 992-5301

iFire Technology Corp.
9 City View Drive
Toronto, Ontario
M9W 5A5

Tel: (416) 883-6800
Fax: (416) 883-6801

E-mail: info@ifire.com
www.ifire.com

NUCRYST Pharmaceuticals Corp.
50 Audubon Road
Suite B
Wakefield, Massachusetts
01880

Tel: (781) 224-1444
Fax: (781) 246-6002

E-mail: info@nucryst.com
www.westaim.com

The Westaim Corporation Annual Report 2004    55

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Certain statements contained in the report include forward-looking statements, including but not limited to forward-looking statements within the meaning of section 21e of the U.S. Securities Exchange Act of 1934. The words “may”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “strategy”, “project”, “predict” and words and expressions of similar import are intended to identify forward-looking statements. Such forward-looking statements include but are not limited to statements concerning expected progress in Westaim’s technology businesses; return on Westaim’s technology investments; results of Westaim’s business plans in relation to costs and financial resources including cash; the expected tax treatment of transactions; the impact of changes in accounting policies on operating results or financial position; product development and performance; the role to be played by or the contribution expected from the present and future technology collaboration partners of iFire Technology Inc. (“iFire”); future costs related to the sale of the Ambeon business; the anticipated release of escrowed cash from the sale of the Ambeon business; estimates for valuing assets and liabilities; future site restoration and remediation costs and environmental compliance costs; applications for and effectiveness of technology and products; expected product cost advantages of iFire, particularly in regard to existing flat panel display technologies; production capacity and yield of manufacturing facilities; production schedules; research and development costs; the expected commencement or completion dates of new facilities for iFire and NUCRYST Pharmaceuticals Corp. (“NUCRYST”) and resulting production capacity increases; projected dates and capital requirements for iFire pilot manufacturing of flat panel displays and production of product-quality displays and panels; estimated iFire production costs and capital requirements for manufacturing facilities; sales growth; iFire’s ability to meet product performance expectations in commercial production; industry predictions of television market developments, television sales and prices, and the market share of particular television formats; market trends; consumer buying habits; scalability and simplicity of iFire’s display technology; television performance of iFire’s flat panel displays; estimates and expectations regarding the start and completion of clinical trials by NUCRYST; NUCRYST’s development of new products, completion of associated clinical trials, and the submission of FDA applications within any particular timeframe; opportunities and demand for NUCRYST’s present and future products; global sales trends for Acticoat™; NUCRYST’s sales, receipt of milestone payments, revenue and profitability; and NUCRYST’s deployment of cash flow to technology development for the introduction of new products. Forward-looking statements are not guarantees of future performance; they involve significant risks, uncertainties and assumptions, and our actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond our control, including but not limited to: (i) unexpected obstacles in developing iFire or NUCRYST technology, manufacturing processes and new applications; (ii) unforeseen complexities and delays associated with completing the iFire and NUCRYST facility expansions, and with achieving timing targets for pilot manufacturing and the production of product-quality displays and panels and the commercial introduction and sale of iFire products; (iii) patent and technical hurdles which might inhibit or delay the ability of iFire or NUCRYST to develop or commercialize technologies or products; (iv) delays in receiving regulatory approvals, including from the FDA; (v) the degree to which Smith & Nephew plc succeeds in selling Acticoat™ products; (vi) general economic, market, financing, regulatory and industry developments and conditions in the industries that Westaim serves, which among other things might affect the demand for electronic materials and pharmaceutical products or the ability to raise new capital or affect potential partner ability to contribute financially; (vii) the activities of our competitors and technological developments that diminish the attractiveness of our products; (viii) general industry and market conditions and growth rates; and (ix) the risks described above in Management’s Discussion and Analysis under “Risks and Uncertainties”. Westaim disclaims any intention or obligation to revise forward-looking statements whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

56   The Westaim Corporation Annual Report 2004

DESIGNED AND PRODUCED BY: WEAVE COMMUNICATIONS INC./MEDIA PROFILE

THE WESTAIM CORPORATION 2004

Notice of Annual Meeting of Shareholders
to be held May 4, 2005

     NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the “Meeting”) of The Westaim Corporation (the “Corporation”) will be held at the Glenn Gould Studio, 250 Front Street West, Toronto, Ontario, on Wednesday, May 4, 2005 at 10:00 a.m. Eastern daylight time, to:

(a)	receive and consider the Financial Statements of the Corporation for the financial year ended December 31, 2004 and the Auditors’ Report to the shareholders;

(b)	elect directors;

(c)	appoint auditors and authorize the board of directors to fix the auditors’ remuneration;

(d)	transact such other business as may properly come before the Meeting or any adjournment(s) thereof.

     Any adjournment(s) of the Meeting will be held at a time and place to be specified at the Meeting.

     The Financial Statements for the financial year ended December 31, 2004, together with the Auditors’ Report thereon, form part of the Annual Report of the Corporation, a copy of which accompanies this notice.

     Shareholders registered on the books of the Corporation at the close of business on March 17, 2005 are entitled to notice of and to vote at the Meeting.

     Details of all matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

Dated at Calgary, Alberta, this 10th day of March, 2005.
By Order of the Board,

/s/ Brian D. Heck

Brian D. Heck
Vice President, General Counsel
and Corporate Secretary

     If you are unable to be present at the Meeting, PLEASE COMPLETE AND RETURN THE ACCOMPANYING FORM OF PROXY in the envelope provided for that purpose.

The Westaim Corporation

Information Circular

MATTERS REQUIRING SHAREHOLDER APPROVAL

     This proxy information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management (the “Management”) of The Westaim Corporation (the “Corporation”) for use at the annual meeting of shareholders of the Corporation (the “Meeting”) to be held at the Glenn Gould Studio, 250 Front Street West, Toronto, Ontario, on Wednesday, May 4, 2005 at 10:00 a.m. Eastern daylight time, for the purposes set out in the Notice of Meeting (the “Notice”) accompanying this Information Circular and any adjournment(s) thereof.

Election of Directors

     The Articles of the Corporation require a minimum of three and a maximum of fifteen directors. The number of directors to be elected at an annual meeting of shareholders shall be the number of directors then in office unless the directors or shareholders by simple majority otherwise determine from time to time. The board of directors of the Corporation (the “Board”) has resolved to set the number of directors at nine.

     Management of the Corporation proposes to nominate at the Meeting and the persons named in the accompanying form of proxy intend to vote at the Meeting, unless otherwise directed, for the election of the persons whose names are set forth in the table below to serve until the next meeting of shareholders of the Corporation (the “Shareholders”) at which the election of directors is considered. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director.

     The following table and the notes thereto state the names of all persons proposed to be nominated for election as directors at the Meeting, all other positions and offices with the Corporation now held by them, their principal occupation or employment, the period during which they have been directors of the Corporation, and their shareholdings, including the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them. The information contained herein as to securities beneficially owned, directly or indirectly, or over which control or direction is exercised is based upon information furnished to the Corporation by the respective nominees.

Director
Name and Residency	Principal Occupation	Since	Shareholdings[1]

Neil Carragher[2,3] Ontario, Canada	Chairman of The Corporate Partnership Ltd. (a management consulting group)	May 1996	53,907 Common Shares 46,659 DSUs

Ian W. Delaney[3] Ontario, Canada	Chairman of Sherritt International Corporation (a nickel/cobalt mining and refining, oil and gas exploration and production, electricity generation and coal mining company)	May 1996	3,670,169 Common Shares

Roger G.H. Downer[3,4] County Clare, Ireland	President and Vice-Chancellor of the University of Limerick, Ireland	October 2004	20,000 Common Shares 3,871 DSUs

Barry M. Heck Alberta, Canada	President and Chief Executive Officer of the Corporation	January 2003	78,465 Common Shares 120,733[5] RSUs

INFORMATION CIRCULAR   1

Director
Name and Residency	Principal Occupation	Since	Shareholdings[1]

Frank W. King[3,6] Alberta, Canada	President of Metropolitan Investment Corporation (a capital investment and management services company)	May 1996	302,064 Common Shares 47,564 DSUs

Edward M. Lakusta[3,6,7] Alberta, Canada	Private Business and Energy Consultant	May 1996	19,946 Common Shares 44,310 DSUs

Daniel P. Owen[2,3,7] Ontario, Canada	Chairman of Molin Holdings Limited (an investment management company)	May 1996	1,600,000 Common Shares 40,536 DSUs

Guy J. Turcotte[2,3,7] Alberta, Canada	President and Chief Executive Officer of Western Oil Sands Inc. (an oil sands production company)	April 1998	1,463,882 Common Shares 50,662 DSUs

Bruce V. Walter[3,6] Ontario, Canada	President and Chief Executive Officer of Dynatec Corporation (a mining, drilling and metallurgical technologies company)	May 1997	32,800 Common Shares 79,214 DSUs

1.	Shareholdings comprise common shares in the capital of the Corporation (the “Common Shares”) beneficially owned or controlled, deferred share units (“DSUs”) and restricted share units (“RSUs”).

2.	Messrs. Carragher, Owen and Turcotte are members of the Compensation Committee.

3.	Messrs. Carragher, Delaney, Downer, King, Lakusta, Owen, Turcotte and Walter are members of the Corporate Governance Committee.

4.	Dr. Downer has served as President and Vice-Chancellor of the University of Limerick since September 1998.

5.	In addition to these RSUs, on February 17, 2005, Mr. Barry M. Heck was granted the right to earn up to 97,825 RSUs during 2005, subject to the achievement of certain objectives. The actual number of RSUs earned for 2005 will be established in early 2006 based on the achievement of these objectives.

6.	Messrs. King, Lakusta and Walter are members of the Audit Committee.

7	Messrs. Owen, Lakusta and Turcotte are members of the Environmental, Health and Safety Committee.

     IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Appointment of Auditors and Authorization of Board to Fix Auditors’ Remuneration

     Unless otherwise directed, the persons named in the enclosed form of proxy intend to vote for the re-appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Corporation to hold office until the next annual meeting of Shareholders, and to authorize the Board to fix the auditors’ remuneration. Deloitte & Touche LLP were first appointed auditors of the Corporation on May 7, 1996.

2   INFORMATION CIRCULAR

GENERAL STATUTORY INFORMATION

Solicitation of Proxies

     Solicitation of proxies for the Meeting will be primarily by mail, the cost of which will be borne by the Corporation. Proxies may also be solicited personally by employees of the Corporation at nominal cost. In some instances, the Corporation has distributed copies of the notice, the Information Circular, form of proxy and the annual report (collectively, the “Documents”) to clearing agencies, securities dealers, banks and trust companies, or their nominees (collectively “Intermediaries”, and each an “Intermediary”) for onward distribution to Shareholders whose Common Shares are held by or in the custody of those Intermediaries (“Non-registered Shareholders”). The Intermediaries are required to forward the Documents to Non-registered Shareholders.

     Solicitation of proxies from Non-registered Shareholders will be carried out by Intermediaries, or by the Corporation if the names and addresses of Non-registered Shareholders are provided by the Intermediaries. The cost of the solicitation will be borne by the Corporation.

     Non-registered Shareholders who have received the Documents from their Intermediary should follow the directions of their Intermediary with respect to the procedure to be followed. Generally, Non-registered Shareholders will either:

     (a) be provided with a form of proxy executed by the Intermediary but otherwise uncompleted. The Non-registered Shareholder may complete the proxy and return it directly to the Corporation’s transfer agent; or

     (b) be provided with a request for voting instructions. The Intermediary is required to send the Corporation an executed form of proxy completed in accordance with any voting instructions received by it.

     If you are a Non-registered Shareholder, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from your Intermediary.

     By choosing to send the Documents to you directly, the Corporation (and not your Intermediary) has assumed responsibility for (i) delivering the Documents to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Appointment of Proxy

     The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO either by inserting the name of such person in the space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to the attention of the Vice President, General Counsel and Corporate Secretary of the Corporation c/o Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 10:00 a.m. Eastern daylight time on May 2, 2005, provided, however, that the Chairman of the Meeting may, in his sole discretion, accept proxies delivered to him up to the time when any vote is taken at the Meeting or any adjournment thereof.

Revocation of Proxy

     A Shareholder who has given a proxy pursuant to this solicitation may revoke it at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof at which the proxy is to be used, or by delivering written notice of such revocation to the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law by an instrument in writing, executed by the Shareholder or by his or her attorney authorized in writing, to the attention of the Vice President, General Counsel and Corporate Secretary of the Corporation and either delivered to the offices of the Corporation at 10102-114 Street, Fort Saskatchewan, Alberta, T8L 3W4 or faxed to (780) 992-5301.

Voting of Proxies and Discretion Thereof

     Common Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL, UNLESS OTHERWISE INDICATED, BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS, AND FOR THE AUTHORIZATION OF THE BOARD TO FIX AUDITORS’ REMUNERATION AS STATED UNDER THOSE HEADINGS IN THE INFORMATION CIRCULAR. The enclosed form of proxy confers discretionary authority on the persons named

INFORMATION CIRCULAR      3

therein with respect to amendments or variations to matters identified in the Notice or other matters which may properly come before the Meeting. At the time of printing this Information Circular, Management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting. However, if other matters do properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy according to their best judgement.

Voting Shares and Principal Holders Thereof

     As of March 10, 2005 the Corporation had 92,828,054 issued and outstanding Common Shares. Each Shareholder is entitled to one vote for each Common Share shown as registered in his or her name on the list of Shareholders which is available for inspection during usual business hours at Computershare Trust Company of Canada, 600, 530-8th Avenue S.W., Calgary, Alberta, T2P 3S8 and at the Meeting. The list of Shareholders is as of March 17, 2005, the record date fixed for determining Shareholders entitled to notice of the Meeting. If a person has acquired ownership of Common Shares since that date, he or she may establish such ownership and demand, not later than 10 days before the Meeting, that his or her name be included in the list of Shareholders.

     To the knowledge of the directors and officers of the Corporation no person owns beneficially, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to all Common Shares entitled to be voted at the Meeting.

     There are no cumulative or similar voting rights attached to the Common Shares.

SECURITY BASED COMPENSATION ARRANGEMENTS

Equity Compensation Plan Information to December 31, 2004

				Number of securities
Equity	Number of securities to	Weighted-average		remaining available for
compensation plans	be issued upon exercise	exercise price of		future issuance under
approved by	of outstanding options,	outstanding options,		equity compensation
securityholders	warrants and rights	warrants and rights		plans

Option Plan[1]	4,659,600	$6.93		3,467,191	[2]
RSU Plan	102,247	N/A		3,467,191	[2]
Purchase Plan	126,630	$2.87	[3]	256,850

1.	Includes securities to be issued under both the Option Plan and the D&O Program (both as defined below).

2.	The number of securities remaining available for future issuance under the Option Plan (including the D&O Program) and the RSU Plan (defined below) constitutes a single reserve of 3,467,191 Common Shares shared by the two plans.

3.	The weighted average purchase price for the Purchase Plan (defined below) is subject to reduction if the Market Value (defined below) on the date of purchase is less than the Market Value on the offering date. A more detailed explanation of the terms of the Purchase Plan is provided below under Employee Share Purchase Plan.

1996 Directors and Officers Stock Option Plan

     The eligible participants under the 1996 Directors and Officers Stock Option Plan (the “Option Plan”) include certain directors and employees of the Corporation and its subsidiaries.

     There are a total of 10,750,000 Common Shares reserved for issuance as options to purchase Common Shares (the “Options”) and Stock Appreciation Rights (“SARs”) issuable under the Option Plan, or as RSUs, which represent approximately 11.58% of the Corporation’s currently outstanding capital.

     Prior to December 16, 2004, 11,000,000 Common Shares were reserved for issuance of Options under the Option Plan. On December 16, 2004, the Board, with the approval of the Toronto Stock Exchange (the “TSX”), authorized the transfer of 250,000 Common Shares from the reserve of Common Shares originally designated for issuance under

4   INFORMATION CIRCULAR

the Option Plan to the reserve of Common Shares designated for issuance under the Employee Share Purchase Plan (the “Purchase Plan”). The reason for this transfer was that the reserve of Common Shares originally designated for issuance under the Purchase Plan has been almost fully utilized, while the reserve of Common Shares originally designated for issuance under the Option Plan retains significant room for further utilization. The transfer of the reserve of Common Shares from the Option Plan to the Purchase Plan will allow the Corporation to continue to administer the Purchase Plan without additional potential dilution to the Shareholders beyond that already existing under the Option Plan and the Purchase Plan. The Board believes that the Purchase Plan is a useful compensation tool for attracting and retaining quality employees and for aligning employee interests with the interests of Shareholders and that it is therefore in the best interests of the Corporation that the Purchase Plan have sufficient reserve of Common Shares to permit the proper administration of the Purchase Plan.

     As of March 10, 2005, there were 5,009,600 Options granted under the Option Plan which represent approximately 5.4% of the Corporation’s currently outstanding capital.

     Under the terms of the Option Plan, the maximum percentage of Common Shares under the Option Plan which are available to insiders of the Corporation within a one year period shall not exceed approximately 11.58%, being the 10,750,000 Common Shares designated for issuance under the Option Plan as noted above.

     The maximum number of Common Shares any one person or company (including insiders of the Corporation) is entitled to receive under the Option Plan must not exceed 5% of the issued and outstanding Common Shares of the Corporation.

     The exercise price of Options granted under the Option Plan is determined as the closing price of the Common Shares on the TSX for the trading day immediately preceding the date on which the granting of the Options is approved by the Board (the “Market Price”).

     The formula for calculating market appreciation of SARs is the difference between (i) the Market Price of the Common Shares covered by such Option or portion thereof when transferred and surrendered and (ii) the aggregate exercise price of the Common Shares to be acquired subject to such Option or portion thereof, relating to such Common Shares. The Corporation may grant SARs in connection and in conjunction with the grant of any Option to purchase Common Shares under the Option Plan.

     The period during which an Option may be exercised shall not extend beyond 10 years from the date of the grant of the Option. The compensation committee of the Board (the “Compensation Committee”) may, however, provide that Options granted under the Option Plan be exercisable in whole or in part only after specified periods designated by the Compensation Committee.

     In the case of a participant who is an employee (whether or not the participant is also a director):

     (a) if the employment of a participant is terminated for just cause before the expiry date of all of such participant’s Options, then the Options granted to such participant shall thereupon cease and terminate and be of no further force or effect whatsoever; and

     (b) if the employment of a participant is terminated for reasons other than just cause or the death or disability of the participant or, in the case of an employee of a subsidiary, if the subsidiary ceases to be a subsidiary of the Corporation before the expiry date of all of such participant’s Options, then the Options shall remain in force and shall be exercisable as provided by their terms, for a period of ninety days after the date of termination or cessation, or such other period as may be specified in such circumstances by the terms of the particular Option or by the Board. At the end of such period all of the participant’s unexercised Options shall terminate and be of no further force or effect whatsoever.

     In the case of a participant who is a director but not an employee, if the participant ceases to be a director of the Corporation or, in the case of a director of a subsidiary, if the subsidiary ceases to be a subsidiary of the Corporation before the expiry date of all such participant’s Options, then the Options shall remain in force and shall be exercisable as provided by their terms, for a period of ninety days after the date of such cessation, or such other period as may be specified in such circumstances by the terms of the Option or by the Board. At the end of such period all of the participant’s unexercised Options shall terminate and be of no further force or effect whatsoever.

     In the event of the death or disability of a participant, any Option previously granted to the participant and not otherwise exercisable at the time of death or disability shall immediately become fully exercisable. The personal legal representative (or, in the case of disability, the participant if he or she is competent to do so) may, within 180 days of the date of death or disability or such other period as may be specified in such circumstances by the terms of the particular Option or by the Board or expiry of the term of the Option of such participant (whichever is earlier), exercise all Options of such participant. At the end of such 180 day period or the term of the applicable Option, whichever is earlier, the Option shall forthwith terminate and be of no further force or effect whatsoever.

INFORMATION CIRCULAR      5

     Options granted to participants are not transferable and are exercisable only by the participant.

     The Option Plan, as approved by the shareholders of the Corporation, provides that, subject to applicable regulatory approval, the Board may at any time discontinue or amend the plan, provided however that except as expressly permitted by the plan, no amendment shall alter or impair any Option previously granted to a participant. The TSX has recently implemented general restrictions on the nature of amendments to such plans which may be effected without shareholder approval. The Corporation will seek guidance from the TSX in respect of any proposed amendment as to whether regulatory or shareholder approval of such amendment is required.

     No financial assistance is provided by the Corporation to participants to facilitate the purchase of Common Shares under the Option Plan.

Directors and Officers Share Purchase Program

     In 1999, the Corporation established the Directors and Officers Share Purchase Program (the “D&O Program”). Under the D&O Program, directors and designated officers are granted an Option to purchase one Common Share of the Corporation for each Common Share purchased, to a cumulative maximum of 50,000 Options. Options equal to the net purchases of Common Shares by the optionee during a calendar year vest at the end of that calendar year. Any Options which do not vest at year end are cancelled.

     The D&O Program was established to encourage directors and officers to purchase and hold Common Shares of the Corporation. Options granted under the D&O Program are issued in accordance with the provisions of the Option Plan, are granted at an exercise price not less than the closing price of the Common Shares on the TSX for the trading day immediately preceding the date of grant and are exercisable for a period of 10 years from the date of the grant. All Named Executive Officers as defined in the Summary Compensation Table of the Information Circular have been designated participants under the D&O Program.

Employee Share Purchase Plan

     The eligible participants under the Purchase Plan include all full-time permanent employees of the Corporation and its subsidiaries who are employed more than twenty hours a week and who are paid either a periodic salary or hourly wages, including without limitation any such person who is also an officer or director of the Corporation or any of its subsidiaries.

     There are a total of 750,000 Common Shares issued and issuable under the Purchase Plan which represents approximately 0.8% of the Corporation’s currently outstanding capital. Prior to December 16, 2004, 500,000 Common Shares were reserved for issuance under the Purchase Plan. See 1996 Directors and Officers Stock Option Plan section regarding the transfer of reserve of Common Shares from the Option Plan to the Purchase Plan. As of March 10, 2005, there were 366,520 Common Shares issued under the Purchase Plan which represent approximately 0.4% of the Corporation’s currently outstanding capital.

     The maximum number of Common Shares any one eligible participant (including any insider of the Corporation) may elect to purchase under the Purchase Plan is determined by dividing the weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the day in question (“Market Value”) on the offering date into an amount equivalent to five per cent of such participant’s base annual salary.

     The purchase price of the Common Shares purchased pursuant to the Purchase Plan is the lesser of the Market Value on the offering date and the Market Value on the last business day of the purchase period. As a result, the purchase price could be below the market price of the Common Shares on the date of purchase.

     A participant may cancel an election to purchase shares as to any or all of the shares specified therein at any time prior to the close of business on the last business day of the purchase period by written notice of cancellation delivered to and receipted for by the Corporation. Upon receipt of such notice of cancellation, the Corporation shall instruct the administrative agent under the Purchase Plan to return to the participant the appropriate portion of the accumulated instalment payments to the participant’s credit together with interest, if any, accrued thereon. If a participant cancels an election to purchase shares under any offering as to any or all of the shares specified therein then the participant shall not be entitled to rejoin or otherwise participate in such plan with respect to such cancelled shares.

     Upon the termination of a participant’s employment with the Corporation by reason of retirement, disability or death, the participant or his legal representative may elect within sixty days after the date of termination of the participant’s employment, but not later than the end of the purchase period, either of the following:

     (a) the aggregate of all the participant’s instalment payments, excluding interest accrued thereon, may be applied to the purchase of the greatest number of shares (rounded down to the nearest whole number) as may be

6   INFORMATION CIRCULAR

purchased therewith, and any balance, including accrued interest, shall be distributed to the participant or his legal representative in cash; or

     (b) the total number of shares specified in the participant’s election to purchase shares may be purchased by the application of all of the participant’s instalment payments to date, including interest accrued thereon, together with whatever additional lump sum cash payment needs to be made to meet the total purchase price and satisfy withholding or other deduction requirements, if any, for such shares.

     If no valid election is made within the specified period, the total of all instalment payments accumulated in the participant’s account with the administrative agent, together with accrued interest thereon to the immediately preceding interest accrual date, shall be paid to the participant or his legal representative in full satisfaction of all his rights under the Purchase Plan.

     A participant who does not return to active employment within twelve months from the commencement of a leave of absence or lay-off or prior to the end of the purchase period, whichever is the earlier, shall be deemed to be a terminated employee as of such date for purposes of the Purchase Plan offering.

     Upon the termination of a participant’s employment with the Corporation other than by reason of retirement, disability or death, the participant may with the consent of the Corporation elect by written notice delivered to the Corporation within sixty days after the date of termination of the participant’s employment, but not later than the end of the purchase period, to have the aggregate of all the participant’s instalment payments, excluding interest accrued thereon, applied to the purchase of the greatest number of shares (rounded down to the nearest whole number) as may be purchased therewith, and any balance, including accrued interest, shall be distributed to the participant in cash. If consent of the Corporation is granted and the participant so elects, the purchase price shall be the lesser of the offer price and market value on the date of termination of the participant’s employment.

     If the Corporation does not grant consent as aforesaid or if no such valid election is made within the specified period, then the total of all instalment payments accumulated in the participant’s account with the administrative agent, together with accrued interest thereon to the immediately preceding interest accrual date, shall be paid to the participant or the participant’s legal representative in full satisfaction of all of the participant’s rights under the Purchase Plan.

     No right or interest of any participant in or under the Purchase Plan shall be assignable or transferable, in whole or in part, either directly or by operation of law or otherwise in any manner except as a result of death or mental incompetency of the participant, and shall be exercisable, during a participant’s lifetime, only by the participant. Subject to applicable regulatory approval, the Corporation may, in its sole discretion for any reason, terminate the Purchase Plan at any time or may at any time or from time to time modify the Purchase Plan in its entirety or in part.

     The Purchase Plan, as approved by the shareholders of the Corporation, provides that subject to approval by the TSX, the Corporation may terminate or modify the plan in part or in its entirety, and may rescind, change or cancel any offering date, as defined therein. Such amendments shall not affect the rights of a participant in respect of distribution or withdrawal of the participant’s instalment payment or interest accrued thereon or the number of shares which may be purchased with accumulated instalment payments. The TSX has recently implemented general restrictions on the nature of amendments to such plans which may be effected without shareholder approval. The Corporation will seek guidance from the TSX in respect of any proposed amendment as to whether regulatory or shareholder approval of such amendment is required.

     No financial assistance is provided by the Corporation to participants to facilitate the purchase of Common Shares under the Purchase Plan.

Restricted Share Unit Plan

     In 2004, the Corporation established the Restricted Share Unit Plan (the “RSU Plan”) to provide a more balanced approach to incentive compensation by including mid-term incentive compensation (i.e. RSUs, which are considered mid-term compensation by the Corporation, in comparison to Options. However, RSUs are set out in the table Long Term Incentive Plan Awards Granted During the Year Ended December 31, 2004, below, since they constitute long-term compensation within the securities regulations applicable to the Corporation), in addition to solely short-term (i.e. base salary) and long-term (i.e. Options) incentive compensation. The purpose of the RSU Plan is to promote the mid-term and long-term success of the Corporation by providing the Board with additional flexibility to recruit, motivate and retain senior management through the issuance of RSUs to participants based on an assessment of a participant’s current and potential ability to contribute to the success of the Corporation and to the enhancement of the Corporation’s share value.

INFORMATION CIRCULAR     7

     The eligible participants under the RSU Plan include any employee of the Corporation or of an affiliated entity designated by the Board (“Designated Employees”).

     At any time, the aggregate number of Common Shares issued or which may be issued from the treasury of the Corporation pursuant to grants of RSUs allocated to Designated Employees together with the aggregate number of Common Shares issued or for which Options are outstanding under the Option Plan (including the D&O Program) shall not exceed the total number of Common Shares reserved for issuance under the Option Plan. The RSU Plan therefore does not provide any potential for dilution beyond that already existing under the Option Plan. As of March 10, 2005, there were 204,494 RSUs granted under the RSU Plan for 2003 and 2004. The 2003 and 2004 RSU grants provide that at least one-half of all RSUs granted will be settled in cash, with the other one-half settled at the option of the Corporation either in cash, by Common Shares issued from the treasury of the Corporation, or by Common Shares purchased by the Corporation on the open market. Therefore, the maximum number of Common Shares that could be issued from the treasury of the Corporation for the 2003 and 2004 grants of RSUs is 102,247, which equals approximately 0.1% of the Corporation’s currently outstanding capital. The actual number of Common Shares issued from treasury will be less if the Corporation elects to settle some of these RSUs in cash or by shares purchased by the Corporation on the open market upon their vesting in 2007 (see Long Term Incentive Plan Awards Granted During the Year Ended December 31, 2004, below). Additionally, on February 17, 2005, Messrs. Barry M. Heck, G.A. Fitch and A.B. Johnston were granted the right to earn up to a maximum of 97,825, 45,652, and 42,391 RSUs, respectively, during 2005 pursuant to the RSU Plan, subject to the achievement of certain objectives. The actual number of RSUs earned for 2005 will be established in early 2006 based on the achievement of these objectives, with the grants of these RSUs to vest in 2008. Given that the terms of the 2005 RSU grants also provide that at least one-half of these RSUs must be settled in cash, the maximum number of Common Shares that could potentially be issued out of the treasury of the Corporation is 92,934, which represents approximately 0.1% of the Corporation’s currently outstanding capital. Again, the actual dilution will be less if some RSUs are settled in cash or by shares purchased by the Corporation on the open market.

     The maximum percentage of Common Shares under the RSU Plan which are available to any one person or company (including insiders of the Corporation) may not exceed approximately 11.58%, being the 10,750,000 Common Shares designated for issuance under the Option Plan as noted above.

     The value of each RSU issued pursuant to the RSU Plan is the weighted average trading price for the Common Shares on the TSX for the five trading days immediately preceding the applicable date.

     Unless otherwise determined by the Board or the administrator under the RSU Plan, and subject to any terms set out in the notice of grant or in any agreement(s) entered into between a participant and the Corporation or any of its affiliates:

     (a) upon the death of a participant while in the employment of the Corporation or any of its affiliated entities, all RSUs granted to that participant prior to the date of death (but for which no release date has yet occurred) shall be deemed to be vested in the participant immediately on the date of death, with the release date therefor to be ten days following the date of death, and the number of such RSUs that would otherwise be issued to such participant shall be issued in the form of RSU shares (or paid by cash if the grant so provides and the appropriate election is made) and delivered to the participant’s estate as if the participant had continued in the employment of the Corporation or one of its affiliated entities until the release date.

     (b) except as specifically provided for in the RSU Plan or in any agreement between the participant and the Corporation or any of its affiliates, or as otherwise agreed to or determined by the Board or the administrator under the RSU Plan, if the employment of a participant with the Corporation or any of its affiliated entities is terminated for any reason prior to the release date for any RSUs, other than by early retirement or normal retirement from such employment, then the participant shall be deemed to have forfeited all right, title and interest with respect to any RSUs not fully vested upon that participant’s last day of such employment (the “Termination Date”). For this purpose, Termination Date means: (i) if the participant is terminated for just cause, the actual date of termination; and (ii) if the participant is terminated for reasons other than just cause, the date at the conclusion of any statutory, contractual or common law period of notice of termination of employment to which that participant is entitled.

     Notwithstanding the foregoing, in the event that a participant’s employment with the Corporation or any of its affiliates is terminated without just cause or if the participant resigns from such employment then, at the sole and unfettered discretion of the Board or the administrator under the RSU Plan, all or any portion of the RSUs granted to that participant may be deemed to have vested on the date of termination or resignation, with the release date therefore to be ten days following that termination or resignation.

     Subject to:

8   INFORMATION CIRCULAR

     (a) the provisions of any change of control agreement or any other agreement between the participant and the Corporation or any of its affiliates; and

     (b) the terms and conditions upon which the grant was made; and

     (c) the determination of the Board or the administrator under the RSU Plan;

if a participant’s employment terminates for any cause other than death, retirement, termination without just cause, authorized leave of absence or disability of the participant, or a change of control of the Corporation, then the RSUs covered by any grant to such participant with respect to which the release date has not occurred prior to such termination shall be forfeited as of such termination of employment with the Corporation or any of its affiliated entities and such termination of employment for whatever reason shall not entitle a participant to any compensation for loss of any benefit under the RSU Plan.

     If a participant retires from employment with the Corporation before his or her 65th birthday (“Early Retirement”) then any RSUs covered by any grant to such participant with respect to which the release date has not occurred and for which RSUs have not been issued prior to such retirement shall be deemed to be vested in accordance with the following calculation: (x) for each grant, the number of RSUs granted pursuant to the applicable notice of grant shall be multiplied by a fraction, the numerator or which is the number of days between the effective date therefor and the date of Early Retirement and the denominator of which is the number of days in the grant period attributable to the grant in question; (y) the number of RSUs resulting from such calculation shall be deemed to be vested on the date of Early Retirement and the unvested balance of such RSUs shall be forfeited; (z) except as provided in this paragraph all RSUs not vested at the date of Early Retirement shall expire on the date of Early Retirement.

     If a participant retires from employment with the Corporation on or after his or her 65th birthday then all RSUs covered by any grant to such participant with respect to which the release date has not occurred and for which RSUs have not been issued prior to such retirement shall continue to vest according to the terms of the RSU Plan, the applicable notice of grant and any agreements entered into with the specific participant in respect of that grant.

     If the employment of a participant with the Corporation is interrupted, suspended or terminated due to an authorized leave of absence or disability prior to the release date in respect of any RSUs covered by any grant to such participant with respect to which the release date has not occurred and for which RSUs have not been issued prior to such interruption, suspension or termination of employment then all such RSUs shall continue to vest as if that participant continued to be actively employed until the release date therefor.

     The rights or interests of an eligible participant under the RSU Plan are not assignable or transferable, otherwise than by will or the laws governing the devolution of property in the event of death.

     The Board may from time to time amend the RSU Plan in whole or in part. Shareholder approval is not required for such amendments.

     No financial assistance is provided by the Corporation to participants under the RSU Plan.

INFORMATION CIRCULAR     9

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

     The following table summarizes, for the periods indicated, the compensation of the Corporation’s President and Chief Executive Officer, Chief Financial Officer and other executive officers serving at December 31, 2004 whose total salary and bonus earned in the financial year ended December 31, 2004 exceeded $150,000. Such executive officers are referred to collectively as the “Named Executive Officers.”

		Annual Compensation					Long Term Compensation			Number of
							Awards			Common
										Shares
					Other		Securities		All	Beneficially
Name and	Year				Annual		Under		Other	Owned or
Principal	Ended				Compen-		Options	Restricted	Compen-	Controlled
Position	Dec. 31	Salary	Bonus		sation[1]		Granted[2]	Share Units[3]	sation[4]	at Year End

B.M. Heck[5]	2004	$422,917	—		$40,000		107,500	70,733	$32,172	78,465
President and	2003	$393,750	—		$39,400		200,000	50,000	$33,272	70,965
Chief Executive	2002	$248,335	$36,458	[6]	$25,412		70,200	—	$16,350	70,965
Officer
G.A. Fitch	2004	$265,000	$50,000	[7]	$25,000		43,000	33,079	$21,017	101,274
Senior Vice	2003	$262,500	—		$25,000		75,000	20,000	$16,736	98,274
President and	2002	$250,000	—		$25,000		57,500	—	$16,500	93,278
Chief Financial Officer
A.B. Johnston	2004	$245,000	$70,249	[6]	$25,000		40,000	10,682	$19,082	94,834
Senior Vice	2003	$242,500	$48,500	[6]	$25,000		50,000	20,000	$21,190	94,834
President	2002	$228,335	$33,542	[6]	$25,000		47,500	—	$14,550	94,834
B.D. Heck[8]	2004	$145,834	$56,190	[6]	$28,334	[9]	75,000	—	—	50,000
Vice President,	2003	—	—		$124,300	[10]	—	—	—
General Counsel and Corporate Secretary

1.	Mr. Barry M. Heck received cash allowances in lieu of perquisites in 2003 and 2004 in the amounts of $39,375 and $40,000 respectively, which amounts are included in Other Annual Compensation. In 2002, Mr. Barry M. Heck received a cash allowance in lieu of perquisites of $25,000 which is included in Other Annual Compensation. For Messrs. Fitch and Johnston, amounts included in Other Annual Compensation were allowances in lieu of perquisites.

2.	Grants of Options pursuant to the Option Plan, which includes the D&O Program. Particulars of the grants of Options under the D&O Program are given in the table Option Grants During the Year Ended December 31, 2004, below.

3.	Amounts shown for 2003 and 2004 represent grants of RSUs pursuant to the RSU Plan made in consideration of annual performance. These grants were made on February 19, 2004 in relation to 2003 performance, and grants of the right to earn RSUs in relation to 2004 performance were made on May 5, 2004, with actual grants earned for 2004 being established and confirmed on February 17, 2005.

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4.	Mr. Barry M. Heck received other compensation in 2003 and 2004 in the form of contributions to the Corporation’s defined contribution pension plan and life insurance premiums. In 2002, Mr. Barry M. Heck received other compensation in the form of contributions to the Corporation’s defined contribution pension plan. Messrs. Fitch and Johnston received other compensation in the form of contributions to the Corporation’s defined contribution pension plan.

5.	Mr. Barry M. Heck was appointed President and Chief Executive Officer of the Corporation on January 15, 2003 and prior to that he was a Senior Vice President of the Corporation.

6.	These bonuses were paid under the Corporation’s variable pay program, an annual bonus system which is part of the compensation structure that encourages employees to work toward and to share in corporate and business unit/subsidiary success. All permanent full time and part time employees of the Corporation and its subsidiaries, except for the most senior executive officers of the Corporation, participate in this program based on the achievement of specific goals or measures established each year. Mr. Barry M. Heck was, during 2002, eligible to participate in the variable pay program in respect of his role as President of iFire Technology Inc., a subsidiary of the Corporation. Mr. Johnston was, during 2002, 2003 and 2004, eligible to participate in the variable pay program in respect of his employment with iFire Technology Inc. and iFire Technology Corp., subsidiaries of the Corporation. Mr. Brian D. Heck was, during 2004, eligible to participate in the variable pay program in respect of his employment as Vice President, General Counsel and Corporate Secretary of the Corporation. Messrs. Barry M. Heck, Fitch and Johnston are not eligible to participate in the variable pay program in respect of their employment with the Corporation.

7.	For the year ended December 31, 2004, Mr. Fitch received one-time bonus compensation in respect of his role in the completion of a transaction for the Corporation.

8.	Mr. Brian D. Heck was appointed General Counsel and Corporate Secretary of the Corporation on February 1, 2003, and appointed Vice President of the Corporation on March 1, 2004.

9.	For the period from January 1, 2004 to February 28, 2004, Mr. Brian D. Heck received other annual compensation of $20,000 in the form of contractor income for his role as General Counsel and Corporate Secretary, and for the year ended December 31, 2004, he received a cash allowance of $8,334 in lieu of perquisites.

10.	For the period from February 1, 2003 to December 31, 2003, Mr. Brian D. Heck received other annual compensation of $124,300 in the form of contractor income for his role as General Counsel and Corporate Secretary.

Long Term Incentive Plan Awards Granted During the Year Ended December 31, 2004

	Securities, Units or Rights	Performance or
Name	(being RSUs in each case)	Other Period Until Maturation

		Vesting Date
Barry M. Heck	50,000	Feb. 19, 2007
	70,733	May 5, 2007
G.A. Fitch	20,000	Feb. 19, 2007
	33,079	May 5, 2007
A.B. Johnston	20,000	Feb. 19, 2007
	10,682	May 5, 2007

INFORMATION CIRCULAR     11

Option Grants During the Year Ended December 31, 2004

			% of Total		Market Value of
			Options		Securities Underlying
	Securities Under		Granted to	Exercise or	Options on
	Options		Employees in	Base Price	the Date of Grant
Name	Granted[1]		Financial Year	($/Security)	($/Security)	Expiration Date

B.M. Heck	100,000	[2]	37.7%	$3.95	$3.95	Feb. 19, 2014
	7,500	[3]	2.8%	$3.40	$3.40	Aug. 4, 2014

G.A. Fitch	40,000	[2]	15.1%	$3.95	$3.95	Feb. 19, 2014
	3,000	[3]	1.1%	$3.40	$3.40	Aug. 4, 2014

A.B. Johnston	40,000	[2]	15.1%	$3.95	$3.95	Feb. 19, 2014

B.D. Heck	25,000	[2]	9.4%	$3.51	$3.51	Mar. 1, 2014
	7,500	[3]	2.8%	$3.40	$3.40	Aug. 4, 2014
	12,500	[3]	4.7%	$3.39	$3.39	Aug. 9, 2014
	17,500	[3]	6.6%	$3.33	$3.33	Aug. 27, 2014
	3,200	[3]	1.2%	$3.19	$3.19	Nov. 9, 2014
	8,000	[3]	3.0%	$3.25	$3.25	Nov. 19, 2014
	1,300	[3]	0.5%	$3.18	$3.18	Nov. 23, 2014

1.	All awards were made in Options to purchase Common Shares of the Corporation pursuant to the Option Plan and, in the ordinary course, are exercisable for a period ending 10 years from the date of the grant.

2.	Awards are granted on the basis that in the ordinary course they will be exercisable as to one third of the grant on each of the first, second and third anniversaries of the date of the grant.

3.	Awards granted under the D&O Program. Options equal to the net purchases of Common Shares by the optionee during the calendar year, to a cumulative maximum of 50,000 Options, vest at the end of the calendar year in which the purchase is made. Any such Options which do not vest at year end are cancelled.

Aggregated Option Exercises During the Year Ended December 31, 2004
and Financial Year-End (“FY-End”) Option Values

Value of Unexercised
	Securities	Aggregate		in-the-Money
	Acquired	Value	Options at FY-End	Options at FY-End[1]
Name	on Exercise	Realized	Exercisable/Unexercisable	Exercisable/Unexercisable

B.M. Heck	Nil	Nil	520,433/251,668	$110,305/$180,001

G.A. Fitch	Nil	Nil	511,666/105,834	$44,200/$57,500

A.B. Johnston	Nil	Nil	455,332/89,168	$19,166/$38,334

B.D. Heck	Nil	Nil	50,000/25,000	$0/$0

1.	Based on the December 31, 2004 closing price on the TSX of $3.05.

12   INFORMATION CIRCULAR

Employment Contracts

     The Corporation has entered into agreements with Messrs. Fitch and Johnston providing that, in the event of a change of control of the Corporation, each of them will be entitled to receive payment equivalent to their monthly salary and the value of all perquisites and benefits under all benefits plans for a period of 24 months upon termination of employment or for a period of 12 months if they elect to leave their employment. The Corporation has entered into an agreement with Mr. Brian D. Heck providing that, in the event of a change of control of the Corporation, he will be entitled to receive payment equivalent to his monthly salary and the value of all perquisites and benefits under all benefits plans for a period of 12 months upon termination of employment. Also, under their employment agreements, in the event of a change of control of the Corporation, each of Messrs. Fitch, Johnston and Brian D. Heck will be entitled to immediate vesting of all Options granted under the Option Plan and all RSUs granted under the RSU Plan.

     In 2004, the Corporation entered into an employment agreement with Mr. Brian D. Heck, providing that in the event of a termination of employment by the Corporation for reasons other than just cause or other than upon a change of control, he will be entitled to 12 months prior written notice of such termination, or to salary and continued benefits under all benefits plans and to the continued vesting of all Options granted under the Option Plan and all RSUs granted under the RSU Plan, for a period of 12 months.

     In 2003, the Corporation entered into an agreement with Mr. Barry M. Heck providing that, in the event of a termination of employment by the Corporation for reasons other than just cause or other than upon a change of control he will be entitled to 12 months prior written notice of such termination, or to salary and continued benefits under all benefits plans and to the continued vesting of all Options granted under the Option Plan and all RSUs granted under the RSU Plan, for a period of 12 months, and that in the event of a change of control of the Corporation, Mr. Barry M. Heck will be entitled to receive payment equivalent to salary and the value of all perquisites and benefits under all benefits plans for a period of 36 months upon termination of employment by the Corporation or his election to leave employment. In the event of a change of control of the Corporation, Mr. Barry M. Heck will also be entitled to immediate vesting of all Options granted under the Option Plan and all RSUs granted under the RSU Plan.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Composition of the Compensation Committee

     The members of the Compensation Committee are Neil Carragher, Daniel P. Owen and Guy J. Turcotte. Prior to February 19, 2004, the members of the Compensation Committee were Neil Carragher, Guy J. Turcotte and G. Wesley Voorheis. No member of the Compensation Committee is employed by the Corporation or its affiliates and no member is a former officer or employee of the Corporation or its affiliates.

Executive Compensation Policy

     The objective of the Corporation’s executive compensation policy is to motivate and reward the creation of long term Shareholder value. To this end, stock options have historically been the focus of the executive compensation program.

     In establishing the Corporation’s executive compensation policy, the Compensation Committee periodically reviews the Corporation’s executive compensation (base salary and long-term, mid-term and short-term incentive programs) using comparative North American industry data provided by the Corporation’s independent professional compensation consultants. These comparisons are adjusted to reflect the relative size of the Corporation, the nature of the Corporation’s business and the particular job functions and performance of executives.

     Executive base salaries are targeted at the median of base salaries, as determined by such comparisons. The Corporation targets its benefits and perquisites at approximately the average for comparable companies. It is the policy of the Corporation not to pay regular annual bonuses to the most senior executive officers except in respect of their roles as executive officers of subsidiaries of the Corporation (see note 6 of Summary Compensation Table, above).

     Annual grants of Options (not including grants of Options under the D&O Program, which are based on net share purchases during the calendar year, to a cumulative maximum of 50,000 Options — see Directors and Officers Share Purchase Program, above) and RSUs for the Corporation’s most senior executive officers are intended to result in

INFORMATION CIRCULAR     13

their total executive compensation package being approximately at the 75th percentile of comparable companies when performance of the executive and the Corporation warrants such compensation.

     The Board believes that, in combination with other elements of a compensation package, the Option Plan and the RSU Plan provide useful compensation tools for aligning executive interests with the interests of Shareholders.

     The Corporation has established Long Term Incentive Programs (“LTIs”) for employees of its two emerging technology business subsidiaries, iFire Technology Corp. and Nucryst Pharmaceuticals Corp., and for employees of the Corporation. These LTIs provide for awards of stock appreciation rights or stock options in the respective subsidiary. The Named Executive Officers do not participate in these LTIs in their capacities as executive officers of the Corporation.

Executive Compensation Procedures

     The Committee develops a compensation program for the Directors and the President and Chief Executive Officer. Compensation programs for other executive officers are developed by the President and Chief Executive Officer, with the approval of the Committee. Executive compensation is reviewed and set annually.

Chief Executive Officer Compensation

     The Chief Executive Officer’s compensation is established using the policy and procedures set forth above.

     For 2004, Mr. Barry M. Heck’s annual base salary was $422,917, and no annual bonus was payable to him. A grant of 100,000 Options was made to Mr. Barry M. Heck on February 19, 2004 and during the year he also received 7,500 Options pursuant to the D&O Program (see table Option Grants During the Year Ended December 31, 2004, above). A grant of the right to earn RSUs in respect of 2004 performance was made to Mr. Barry M. Heck on May 5, 2004 pursuant to the RSU Plan, with the actual number of 70,733 RSUs earned being established and confirmed on February 17, 2005. On February 17, 2005, Mr. Barry M. Heck was granted the right to earn up to 97,825 RSUs during 2005 pursuant to the RSU Plan, subject to the achievement of certain objectives. The actual number of RSUs earned for 2005 will be established in early 2006 based on the achievement of these objectives.

     The Compensation Committee believes that it is important for the Chief Executive Officer of the Corporation to have significant exposure to the Corporation’s share price. As indicated above, Options are the focus of the long-term compensation program and RSUs are the focus of the mid-term compensation program for the Chief Executive Officer; other compensation elements are secondary.

Report presented by:
Neil Carragher, Chairman
Daniel P. Owen
Guy J. Turcotte

Performance Graph

     The following graph shows changes as at December 31 of each year, since December 31, 1999, in the value of a $100 initial investment in the Corporation and the S&P/TSX Composite Index assuming reinvestment of dividends.

14   INFORMATION CIRCULAR

Remuneration of Directors

     In January and February of 2004, directors other than Mr. Barry M. Heck and Mr. Delaney were paid at the rate of $3,000 for each Board meeting attended in person, $1,000 for each committee meeting attended in person and $500 for each Board or committee telephone meeting. Where committee meetings attended in person lasted more than four hours, an additional $1,000 was paid. Committee chairmen received an additional $1,000 per meeting attended in person, an additional $1,000 for meetings lasting longer than four hours and an additional $500 for attendance at telephone committee meetings. When a director was required to travel more than three hours to attend a meeting, an additional fee of $2,000 was paid, without duplication. Maximum fees payable in one day were $4,000 for directors and $5,000 for committee chairmen, plus travel fees. Travel expenses are paid in addition to meeting fees.

     Effective after February of 2004, directors other than Mr. Barry M. Heck and Mr. Delaney were paid at the rate of $5,000 per Board meeting attended in person, $2,000 per committee meeting attended in person and $1,000 for each Board or committee telephone meeting. Where committee meetings attended in person lasted longer than four hours, an additional $1,000 was paid, which was unchanged from prior practice. Committee chairmen received an additional $1,000 for meetings attended in person and a further $2,000 for such meetings lasting longer than four hours, the latter of which was unchanged from prior practice. Committee chairmen received an additional $500 for committee meetings held by telephone, again unchanged from prior practice. The chairman of the Audit Committee received an additional annual retainer of $5,000. The travel fee for travel of more than three hours remained unchanged at $2,000, without duplication. Maximum daily fees increased to $7,000 for Directors and $8,000 for committee chairmen who chair a meeting on the same day, plus travel fees. Travel expenses were paid in addition to meeting fees.

     As Chairman of the Board, Mr. Delaney receives an annual fee of $100,000 in lieu of director’s meeting fees. He is also reimbursed for expenses incurred in connection with attendance at meetings of the Board and committees.

     Each of the directors, other than Messrs. Delaney, Dr. Downer and Barry M. Heck, has been granted an aggregate of 180,000 Options to purchase Common Shares. Dr. Downer was granted 60,000 Options to purchase Common Shares in October of 2004 at an exercise price of $3.13. In addition, all directors are designated participants in the D&O Program described under the heading Security Based Compensation Arrangements in this Information Circular.

     In February of 2004, Mr. Delaney received a grant of Options to purchase 50,000 Common Shares at an exercise price of $3.95. The above Options were granted on the basis that in the ordinary course they would be exercisable as to one third of the grant on each of the first, second and third anniversaries of the date of the grant and are exercisable for a period ending 10 years from the date of the grant. Mr. Delaney holds an aggregate of 1,547,200 Options including a grant of 100,000 Options in February of 2005 at an exercise price of $3.62.

     In 2001, the Corporation established a Deferred Share Unit Plan (the “DSU Plan”) for eligible directors. Under the DSU Plan, at the end of each calendar quarter all eligible directors are granted DSUs equal in value to the meeting fees payable to that director for the preceding quarter. A DSU is attributed a value based on the closing price of the Common Shares on the TSX for the trading day immediately preceding the date of grant (previously defined in this Information Circular as the “Market Price”). In addition, eligible directors may elect to receive 50% or 100% of their meeting fees in the form of DSUs, valued at a 10% discount to Market Price upon grant. All DSUs will be paid out in cash only. The value of a DSU, when converted to cash, is equivalent to the Market Price of a Common Share at the time the conversion takes place. A director cannot convert DSUs to cash until the director ceases to be a member of the Board. Mr. Delaney and Mr. Barry M. Heck are not eligible to participate in the DSU Plan. The DSUs held by directors are reported in the Shareholdings column of the table under Election of Directors, above.

Directors’ and Officers’ Liability Insurance

     Directors’ and officers’ liability insurance in the amount of $40,000,000 was purchased during the last completed financial year at the Corporation’s expense for the protection of all the directors and officers against liability incurred by them in their capacities as directors and officers of the Corporation and its past and present subsidiaries. The premium paid by the Corporation for such insurance is currently $205,000 per year. There is a deductible to the Corporation of $250,000 per occurrence.

INFORMATION CIRCULAR     15

Audit Committee

     Information regarding the Audit Committee of the Board of Directors of the Corporation is disclosed in the Corporation’s Annual Information Form under the section Directors and Officers – Audit Committee which has been filed on SEDAR at www.sedar.com.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     In the following chart, the Corporation’s governance procedures are compared with the TSX guidelines for effective corporate governance.

Corporation
TSX Guidelines	Alignment	The Corporation’s Governance Practice

1. The Board should explicitly assume responsibility for the stewardship of the corporation and specifically for:	Yes	The Board either directly or through Board committees, is responsible for supervision of management of the business and affairs of the Corporation with the objective of enhancing Shareholder value.

(i) adoption of a strategic planning process;	Yes	The Board approves strategic plans of the Corporation. Once a year, the Board meets exclusively to review the strategic direction of the Corporation and to confirm strategic direction. Throughout the year, directors also receive strategic updates at regular Board meetings.

(ii) identification of the principal risks of the corporation’s business and ensuring implementation of appropriate systems to manage these risks;	Yes	The Board evaluates risk associated with each business segment of the Corporation in conjunction with its strategic planning activities. In addition, the Audit Committee reviews and approves risk management initiatives such as insurance and risk identification mechanisms such as the annual financial audit and internal audit activity.

(iii) succession planning, including appointing, training and monitoring senior management;	Yes	The Compensation Committee reviews the Corporation’s succession planning and executive development activities in consultation with the President and Chief Executive Officer.

(iv) communications policy;	Yes	The Board reviews and approves all major disclosure documents including Management’s Discussion and Analysis, the Annual Information Form and the Information Circular. The Audit Committee reviews and approves all press releases relating to earnings and financial reporting.

16   INFORMATION CIRCULAR

Corporation
TSX Guidelines	Alignment	The Corporation’s Governance Practice

(v) integrity of internal control and management of information systems.	Yes	The Audit Committee oversees the establishment of financial controls appropriate for the business of the Corporation. In addition, it meets regularly with the Corporation’s external auditors and approves the internal audit activities of the Corporation.

2. A majority of directors should be “unrelated”.	Yes	Only the President and Chief Executive Officer is a related director. The Board recognizes the importance of the President and Chief Executive Officer’s involvement in Board discussion and decision making. Other than the President and Chief Executive Officer, all directors are deemed to be independent under The Nasdaq Stock Market, Inc. Rule 4350(c).

3.  The Board has responsibility for applying the definition of “unrelated director” to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the Board has a majority of unrelated directors.
	Yes	The Board considers the status of each candidate for election as a director in the context of the definition of “unrelated director”. The Board seeks to fill vacancies, other than that created by a change of President and Chief Executive Officer, with unrelated directors as such vacancies occur.

4.  The Board should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are “unrelated” directors, with responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis.
	Yes	The Corporate Governance Committee of the Board is constituted entirely of unrelated directors. This committee meets prior to the approval of the annual meeting proxy circular and as otherwise required to consider nominees for appointment as directors and for assessing directors on an ongoing basis. The committee has adopted a formal written charter addressing the nominations process and such related matters as may be required under applicable securities laws.

5. The Board should implement a process to be carried out by an appropriate committee for assessing the effectiveness of the Board, its committees and the contribution of individual directors.	Yes	The Corporate Governance Committee, on an ongoing basis, assesses the effectiveness of the Board and its committees and the contribution of the individual directors.

6. The Board should provide an orientation and education program for new directors.	Yes	Immediately following appointment, new directors are provided with historic information and current strategic plans and issues relating to the Corporation. New directors are also briefed by the Chairman of the Corporation and by the Chairmen of the various committees of the Board.

INFORMATION CIRCULAR     17

Corporation
TSX Guidelines	Alignment	The Corporation’s Governance Practice

7. The Board should examine its size and undertake, where appropriate, to reduce the number of directors to a number which facilitates more effective decision-making.	Yes	The Board has carefully considered its size and has determined that its proposed size of nine directors is effective to provide breadth of business and technical experience and geographic representation for the locations the business operates in.

8. The Board should review the adequacy and form of compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	Yes	The Board has established a compensation program for directors, which appropriately addresses the risks and responsibilities of the role. The Board believes that a combination of meeting fees and equity based incentives is effective in this regard.

9. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors, although some Board committees may include one or more inside directors.	Yes	All committees of the Board are composed exclusively of unrelated directors.

10. The Board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.
	Yes	The Corporate Governance Committee assumes responsibility for governance matters including this disclosure.

11. The Board, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management’s responsibilities. The Board should approve or develop the corporate objectives which the CEO is responsible for meeting.
	Yes	The Board has developed position descriptions for directors and for the Chief Executive Officer. The Board, in consultation with the Compensation Committee, annually establishes objectives for the CEO.

12. The Board should have in place appropriate structures and procedures to ensure that it can function independently of management. An appropriate structure would be to (i) appoint a chair of the Board who is not a member of management with responsibility to ensure that the Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the Board or to a director, sometimes referred to as the “lead director”. Appropriate measures may involve the Board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the Board’s relationship to management to a committee of the Board.
Yes	The Chairman of the Corporation is an unrelated director and ensures that the Board discharges its duties independently of management.

The Corporate Governance Committee of the Board meets independently of management on a regular basis. The committee may address issues relating to the relationship between management and the Board within the mandate of the Board.

18   INFORMATION CIRCULAR

Corporation
TSX Guidelines	Alignment	The Corporation’s Governance Practice

13. The audit committee should be composed only of outside directors.	Yes	The Audit Committee is composed exclusively of outside directors.

The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties.	Yes	The mandate of the Audit Committee is sufficiently detailed to provide guidance to its members regarding their duties.

The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	Yes	The Audit Committee as a committee and through its Chairman maintains direct lines of communication with the Corporation’s internal and external auditors and regularly meets with the external auditors without management present.

The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.
	Yes	The Audit Committee mandate includes responsibility for oversight of the internal control process and the committee routinely reviews the effectiveness of the system of internal control with management and the Corporation’s external auditors.

14. The Board should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside adviser should be subject to the approval of an appropriate committee of the Board.
	Yes	Each of the Corporate Governance Committee, the Compensation Committee, the Environmental, Health and Safety Committee and the Audit Committee is authorized to engage outside counsel and/or advisors and the Corporate Governance Committee may authorize an individual director or group of directors to engage counsel or other advisors on matters relating to the Board or any committee.

OTHER INFORMATION

Interest of Certain Persons and Companies in Matters to be Acted Upon

     Except as disclosed herein, Management of the Corporation is not aware of any material interest of any director or senior officer, or anyone who held office as such since the beginning of the Corporation’s last financial year, or of any associate or affiliate of any of the foregoing persons, in any matter to be acted upon at the Meeting other than the election of directors.

Interest of Informed Persons in Material Transactions

     Management of the Corporation is unaware of any material interest, direct or indirect, of any “informed person” (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) of the Corporation, or any associate or affiliate of any such individual or of the Corporation, in any transaction since the beginning of the last completed financial year of the Corporation or any of its subsidiaries.

INFORMATION CIRCULAR     19

Additional Information

     Further financial information is provided in the Corporation’s consolidated financial statements for the fiscal year ended December 31, 2004 and management’s discussion and analysis of the results thereon. Shareholders wishing to receive a copy of such materials should mail a request to the Vice President, General Counsel and Corporate Secretary of the Corporation at 10102-114 Street, Fort Saskatchewan, Alberta, T8L 3W4.

     Additional information relating to the Corporation is also available free of charge on SEDAR at www.sedar.com.

Approval by Directors

     The contents and the sending of this Information Circular have been approved by the Board.

     Dated at Calgary, Alberta this 10th day of March, 2005.

/s/ Barry M. Heck Barry M. Heck President and Chief Executive Officer	/s/ G.A. (Drew) Fitch G.A. (Drew) Fitch Senior Vice President and Chief Financial Officer

20   INFORMATION CIRCULAR

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9

Security Class	123

Holder Account Number

C1234567890	XXX

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Proxy — Annual Meeting to be held on May 4, 2005

Notes to Proxy
1.	Every shareholder (“Holder”) of The Westaim Corporation (the “Corporation”) has the right to appoint some other person of their choice, who need not be a Holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it was mailed by management of the Corporation (“Management”) to the Holder.

5.	The securities represented by this proxy will be voted as directed by the Holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.
Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.
To Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don’t vote online, you can still enrol for this service. Follow the instructions below.

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•	Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.

1 8XX XXX-XXXX
•	Proxy Instructions must be received by 10:00 a.m., Eastern daylight time, May 2, 2005.

•	Go to the following web site: www.computershare.com/ca/proxy
•	Proxy Instructions must be received by 10:00 a.m., Eastern daylight time, May 2, 2005.

•	You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you don’t vote online, you can still enrol by visiting www.computershare.com - click “Investors” and then “Electronic Shareholder Communications”.

To vote by telephone or the Internet, you will need to provide your HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER C1234567890                      ACCESS NUMBER 12345

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 10:00 a.m., Eastern daylight time, on May 2, 2005.

THANK YOU

MR SAM SAMPLE

C1234567890

123

This Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being Holder(s) of Common Shares of The Westaim Corporation (the “Corporation”) hereby appoint:
Ian W. Delaney, or failing him Barry M. Heck, or failing him Brian D. Heck

OR	Print the name of the person you are appointing if this person is someone other than Ian W. Delany, Barry M. Heck or Brian D. Heck as my/our proxyholder with full power of substitution and to vote in accordance with the following direction including upon any ballot duly called thereat (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Shareholders of the Corporation to be held at the Glenn Gould Studio, 250 Front Street West, Toronto, Ontario, on Wednesday May 4, 2005 at 10:00 a.m., Eastern daylight time, including upon any ballot duly called thereat and at any adjournment thereof (the “Meeting”), in the same manner, to the same extent and with same powers as if the undersigned were present at the Meeting, and without limiting the general authorization given, the persons above-named are specifically directed:

1. Election of Directors
The election of directors nominated by Management in the accompanying Information Circular

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FOR all nominees:	w ☐

WITHHOLD vote for all nominees:	w ☐

2. Appointment of Auditors

Appointment of Deloitte & Touche LLP as auditors and the authorization of the board of directors of the Corporation to fix the auditors’ remuneration	For w ☐	Withhold w ☐

The undersigned instructs the above-named proxyholder to act on each of the matters itemized above as directed. If no direction is given, such proxyholder shall vote for the election of the nominees listed in the Information Circular as directors and for the appointment of Deloitte and Touche LLP as auditors and the authorization of the directors to fix the auditors’ remuneration. The undersigned hereby confers discretionary authority upon such proxyholder to vote, in accordance with his or her best judgement, with respect to amendments or variations to the matters outlined above and with respect to matters other than those listed in the notice calling the Meeting and which may properly come before the Meeting. At the date hereof, Management knows of no such amendment, variation or other matter.

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Authorized Signature(s) — This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.
Signature(s)

Date

■ WEDQ	1FFF	999999999999